                     U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM 10/A

                               (Amendment No. 2)

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             TEJAS BANCSHARES, INC.
          ------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


               Texas                                        75-1950688
----------------------------------                ----------------------------
   (State or other jurisdiction of                       (I.R.S. Employer
   incorporation or organization)                       Identification No.)


905 South Fillmore, Suite 701, Amarillo, Texas                 79101
----------------------------------------------    ----------------------------
   (Address of principal executive offices)                 (Zip Code)


Registrant's telephone number, including area code:       (806) 373-7900
                                                  ----------------------------


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                     Name of each exchange on which
         to be so registered                     each class is to be registered


                None                                          None
         -------------------                      -----------------------------

Securities to be registered pursuant to Section 12(g) of the Act:


                     Common Stock, $1.00 Par value per share
                  ----------------------------------------------
                                (Title of Class)

ITEM 1.   BUSINESS

GENERAL

     TEJAS BANCSHARES, INC.

     Tejas Bancshares, Inc. (the "Company") was incorporated as a Texas corporation on June 22, 1983, to serve as a bank holding company, as defined in the Bank Holding Company Act of 1956, as amended (the "BHC Act"). On December 31, 1983 the Company became a bank holding company through the acquisition of all of the issued and outstanding capital stock of Fritch State Bank, a Texas banking association. As described herein, during 1997 Fritch State Bank relocated its main office to Amarillo, Texas, and converted its charter from a Texas banking association to a national banking association under the title "The First National Bank of Amarillo" (the "Bank").

     The Company owns all of the issued and outstanding capital stock of the Bank.

     As of December 31, 1997, the Company had, on a consolidated basis, total assets of approxi mately $144,740,000, total deposits of approximately $106,255,000, total loans of approximately $117,102,000 (net of unearned discount and allowance for loan losses), and total stockholders' equity of approximately $37,853,000.

     The Company does not, as an entity, engage in separate business activities of a material nature apart from the activities it performs for the Bank. The primary activities of the Company are to provide assistance in the management and coordination of its Bank's financial resources and to provide capital, business development, long-range planning, and public relations services for the Bank. The Bank operates under the day-to-day management of its own officers and the Bank Board formulates its own policies with respect to banking and business matters.

     The Company's primary source of revenue is dividends from the Bank. Any future dividend payments by the Bank will be determined by the Bank based on its financial condition and such dividends may only be declared and paid in compliance with applicable law and regulatory guidelines.

     As a bank holding company, the Company is subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve") in accordance with the requirements set forth in the BHC Act and by the rules and regulations promulgated thereunder by the Federal Reserve.

     THE FIRST NATIONAL BANK OF AMARILLO

     The Bank is a national banking association with its main office in Amarillo, Texas. The Bank opened for business on April 10, 1965 as a Texas banking association and converted to a national banking association effective June 30, 1997. As a national banking association, the Bank is subject to regulation by the Comptroller of the Currency (the "Comptroller") in accordance with the requirements set forth in the National Bank Act and the rules and regulations promulgated thereunder by the Comptroller. As of December 31, 1997, the Bank had total assets of approximately $143,981,000, total deposits of approximately $107,139,000, total loans of approximately

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$117,102,000 (net of unearned discount and allowance for loan losses), and total stockholders' equity of approximately $36,373,000.

     The Bank provides a full range of banking services to business, industry, public and governmental organizations and individuals located in Amarillo, Dalhart and Fritch, Texas. The Bank provides its customers with a variety of commercial banking services. For businesses, the Bank offers checking facilities, certificates of deposit, short-term loans for working capital purposes, term loans for fixed assets and expansion needs and other commercial loans suitable to the needs of its business customers. When the borrowing needs of a customer exceed the Bank's lending limit, the Bank participates with other banks in making the loan. Similarly, the Bank provides other services for its customers through its correspondent and other relationships with other financial institutions.

     The individual services provided by the Bank include checking accounts, savings accounts, certificates of deposit, Money Market Deposit accounts, NOW accounts, IRA and qualified retirement plans, safe deposit facilities and personal loan programs, including home improvement loans, short-term mortgage loans and installment loans for the purchase of automobiles and other consumer goods. The Bank also provides cashier's checks, travelers' checks, money orders, wire transfers, and bank-by-mail services. The Bank does not presently offer trust services.

     CHANGE IN CONTROL OF THE COMPANY AND THE BANK

     Effective May 23, 1997, Mr. Donald E. Powell, the Company's and the Bank's President and Chief Executive Officer, acquired control of all of the outstanding stock of the Company (the "Acquisition"). Mr. Powell's acquisition of control of the Company was accomplished pursuant to the terms of a Stock Purchase Agreement by and among Mr. Powell, the Company and all of the shareholders of the Company.

     The Stock Purchase Agreement provided that the Company would repurchase approximately 73% of its outstanding common stock from existing shareholders and that Mr. Powell would acquire the remaining shares from one or more shareholders. The aggregate purchase price for such shares to be received by all of the shareholders of the Company was $2,163,697.45, and was determined through arms'-length negotiations among the shareholders of the Company, the Company and Mr. Powell. The Stock Purchase Agreement contemplated that certain non-performing loan assets on the books of the Bank would be transferred out of the Bank for the benefit of the Company's then-current shareholders. Immediately prior to the closing of the Acquisition, not all such non-performing loan assets had been transferred to the shareholders and remained on the Bank's books. Accordingly, the aggregate purchase price for the stock of the Company was adjusted downward, and Mr. Powell and the Company on behalf of its shareholders entered into an agreement pursuant to which any net recoveries on such non-performing assets received after the effective date of the Acquisition would be subsequently transferred to the Company's shareholders on a pro rata basis according to such shareholder's respective ownership interest in the Company on the closing date of the Acquisition. The aggregate value of such non-performing loan assets was approximately $79,000 as of May 23, 1997, the effective date of the Acquisition.

     Immediately prior to consummation of the transaction, the Company had 9,195 shares of common stock, par value $10.00 per share, issued and outstanding and owned by approximately 21


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shareholders of the Company. Pursuant to the Stock Purchase Agreement, the
Company repurchased 6,695 shares of the common stock for $1,575,416.47, which shares were subsequently canceled, thereby reducing the number of outstanding shares of the Company to 2,500. Simultaneously, Mr. Powell acquired the remaining 2,500 shares of the Company's outstanding shares of common stock for $588,280.98 from a single shareholder of the Company. As a result of these simultaneous transactions, referred to herein as the "Acquisition," Mr. Powell's resulting ownership of 2,500 shares constituted ownership of all of the outstanding shares of the Company.

     The purchase price for the 6,695 shares repurchased by the Company, $1,575,416.47 in the aggregate, was funded from (i) the proceeds of a $1,000,000 loan to the Company by Mr. Powell, and (ii) a dividend paid to the Company by the Bank. The loan to the Company from Mr. Powell, which, pursuant to the terms of a promissory note given by the Company to Mr. Powell, was to be repaid over a 10-year period, was secured by a pledge of all of the capital stock of the Bank owned by the Company. The loan was repaid in full on September 2, 1997.

     Prior to acquiring a controlling interest in the Company, and an indirect controlling interest in the Bank, Mr. Powell applied for, and received regulatory approval of the Acquisition from the Federal Reserve Bank of Dallas and the Texas Department of Banking.

     Following completion of Mr. Powell's acquisition of all of the outstanding stock of the Company, and in anticipation of intrastate public offering of the Company's common stock, the Articles of Incorporation of the Company were amended to (i) increase the authorized shares of common stock of the Company from 10,000 shares to 20,000,000 shares, (ii) reduce the par value of the common stock of the Company from $10.00 per share to $1.00 per share, (iii) eliminate the preemptive rights of the shareholders of the Company, and (iv) generally update the indemnification provisions presently contained within the Company's organizational documents. As Mr. Powell was the Company's sole shareholder following consummation of the Acquisition, such amendments were approved by unanimous written consent following adoption by the Company's Board of Directors.

     In addition, on July 2, 1997, the Company effected a 77.4372-for-1 stock dividend to all shareholders of record on June 30, 1997 (the "Stock Dividend"). As a result of this stock dividend, Mr. Powell's 2,500 shares were converted into 196,093 shares of the Company's common stock, representing all of the current outstanding shares. The purpose and effect of the Stock Dividend was to preserve Mr. Powell's investment in the Company ($588,280.98) in relation to the price of the shares offered to the public at $3.00 per share. Mr. Powell's original $588,280.98 investment in the Company is the economic equivalent of having purchased 196,093 shares (excluding a fractional share interest) at $3.00 per share (196,093 shares x $3.00 = $588.279). The conversion of Mr. Powell's 2,500 shares into 196,093 shares was accomplished by declaring a dividend of 77.4372 shares for each share of Common Stock outstanding (2,500 shares outstanding + (77.4372 x 2,500 shares) = 196,093). Following the Stock Dividend, Mr. Powell's cost basis in such stock equaled $3.00 per share, which is equivalent to the price of the Common Stock offered in the public offering. Additional information regarding the public offering is set forth in Item 10 to the Registration Statement on Form 10.


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

     CHANGE IN MANAGEMENT AND COMPETITIVE FOCUS.

     Prior to the Acquisition, Mr. Powell served as the President, Chief Executive Officer and Chairman of the Board of Directors of Boatmen's First National Bank of Amarillo, Amarillo, Texas. Boatmen's First National Bank of Amarillo, formerly known as The First National Bank of Amarillo prior to being acquired by Boatmen's Bancshares, Inc., St. Louis, Missouri in 1994, had an established correspondent banking relationship with the Bank. Accordingly, because of this relationship, Mr. Powell had developed contacts with former management of the Bank and the Company. In late August 1996, NationsBank Corporation, Charlotte, North Carolina, and Boatmen's Bancshares, Inc. announced that they had entered into a definitive agreement pursuant to which NationsBank would acquire Boatmen's Bancshares, Inc. As a result thereof, NationsBank was indirectly acquiring Boatmen's First National Bank of Amarillo. NationsBank's acquisition of the Boatmen's organization was subsequently completed in late January 1997.

     Although Mr. Powell retained his position as an executive officer and Chairman of the Board of Boatmen's First National Bank of Amarillo following completion of the NationsBank transaction in January 1997, Mr. Powell voluntarily resigned from the Boatmen's organization effective February 5, 1997 to pursue other lifelong pursuits, including the operation of a truly "community-owned" financial institution. An initial step in fulfilling this pursuit resulted in the acquisition of control of the Company and indirect acquisition of control of the Bank.

     Immediately following completion of the Acquisition, Mr. Powell became the President and Chief Executive Officer of the Company. The Company's former President and Chief Executive Officer of the Company continued to be employed by the Bank following the Acquisition and currently serves as the manager of one of the branches of the Bank. In addition, immediately following the Acquisition, Mr. Powell, as the sole shareholder of the Company, reconstituted the board of directors of the Company with five individuals, each of whom, including Mr. Powell, previously served as a member of the board of directors of Boatmen's First National Bank of Amarillo, Mr. Powell's former employer. Information regarding the current executive officer and directors of the Company is set forth in Item 5 to this Registration Statement on Form 10. In addition, following the Acquisition, the executive officers and members of the board of directors of the Bank were reconstituted in similar fashion.

     In addition to the management changes noted above, following the Acquisition, management of the Bank took steps to (1) relocate the main office of the Bank from Fritch, Texas, to Amarillo, Texas, retaining the Fritch location as a full-service branch of the Bank, (2) convert the Bank from a Texas banking association to a national banking association chartered by the Comptroller, and (3) change the name of the Bank from "Fritch State Bank" to "The First National Bank of Amarillo". These transactions, the net result of which was to re-introduce "The First National Bank of Amarillo" to the community of Amarillo, Texas, were completed on or about June 30, 1997. In addition, the Bank sought approval to establish two (2) de novo full-service branches in Amarillo, Texas, and an additional full-service branch in Dalhart, Texas. The Dalhart branch, which was previously operated by the Bank as a loan production office, opened on October 15, 1997. The two Amarillo branch locations opened on January 29, 1998 and February 12, 1998, respectively.

     To support this physical expansion and growth in market presence, the Bank hired approximately 45 additional employees between June 30, 1997 and March 31, 1998, bringing the current number of full-time equivalent employees to approximately 54. Additional information regarding the increase in non-interest expense of the Company associated with the larger employee base is provided at "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION -- Other Operating Income and Expense." Many of these persons previously worked for Mr. Powell at The First National Bank of Amarillo or Boatmen's First National Bank of Amarillo following the acquisition by Boatmen's in 1994 and have significant banking experience in the Amarillo banking market.

     In addition to increasing its physical presence in the Panhandle, the Bank sought to increase its loan portfolio by enhancing existing customer relations, aggressively advertising the "return" of The First National Bank of Amarillo, and offering an expanded array of loan products, including agricultural loans. See "Business - Lending Activities" for additional information regarding the Bank's loan products.

     Following completion of the Acquisition, and in anticipation of this significant growth and physical expansion of the Company and the Bank, the Company took steps to raise approximately $40 million in additional capital in a community offering principally to residents in the Panhandle of Texas. The intrastate offering to bona fide residents of the State of Texas was concluded on August 31, 1997 with the offering being completely subscribed. Approximately $37.4 million of this newly raised capital was contributed by the Company to the Bank to support loan and deposit growth, a larger lending limit and to maintain a capital base at a level that management of the Bank deemed sufficient to maintain satisfactory capital ratios. Additional information regarding this capital offering is set forth in Item 10 to this Registration Statement on Form 10.

     A number of key factors which have been primarily attributable to the recent and significant growth of the Company and the Bank following the Acquisition include (1) the appointment of an experienced and knowledgeable Board of Directors of the Company and the Bank, (2) the hiring of an experienced management team and seasoned group of Bank employees, (3) formulation and implementation of an aggressive business plan to be an active lending institution and to penetrate key markets in the Texas Panhandle using, at least initially, existing customer contacts and contacts known to the new management team, and (4) a strong local economy. In addition, as the business of banking is highly personalized, particularly in the markets served by the Bank, the Bank attributes a great deal of its recent success to the efforts of the Bank's enhanced staff who provide personalized banking services to the Bank's customers and the aggressive advertising such highly personalized service to the Bank's target market. One of the Bank's goals is to be the premier financial institution in the Panhandle of Texas recognized for customer service, and the delivery of personalized service has become one of the most recognizable features of the Bank during the period following the Acquisition. In addition, the Bank enjoys a unique position as one of the few locally-owned and operated national banks in Amarillo, Texas. Accordingly, management attributes a portion of its recent success on the Bank's ability to capitalize on the customer disruption, dissatisfaction, and turnover which it believes has resulted from the acquisition by out-of-state holding companies of a number of community banks located in and around the Panhandle of Texas, including Amarillo, Texas.


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

     To some degree, banks and other financial institutions compete on the basis of rates and service. While the Bank seeks to remain competitive with the interest rates it charges on loans and offers on deposits, the Bank believes that its recent success has been and will continue to be dependent on its emphasis to community banking, customer service and personal relationships.

COMPETITION

     The banking business in the Bank's trade area, which includes Amarillo, Dalhart and Fritch, Texas, and surrounding areas within the Panhandle of Texas, has become increasingly competitive over the past several years and the level of competition facing the Company and the Bank may increase further. The Company and the Bank experience competition in both lending and attracting funds from other banks and non-bank financial institutions located in their market area. Non-bank competitors with respect to deposits and deposit-type accounts include savings and loan associations, credit unions, securities firms, money market funds, life insurance companies and the mutual funds industry. With respect to loans, the Bank encounters competition from other banks, savings and loan associations, finance companies, insurance companies, small loan and credit card companies, credit unions, pension trusts and securities firms.

     Recent legislation, court decisions and administrative actions have expanded the areas of business activities in which bank and non-bank financial institutions may engage. To the extent that such activities are engaged in by others, the level of competition for the Company and the Bank is expected to increase. Some competitors are not subject to the same degree of regulation and supervision as the Company and the Bank.

     Many of the banks and other financial institutions with which the Company and Bank compete have capital resources and legal loan limits substantially in excess of those maintained by the Company and Bank. Such institutions can perform certain functions for their customers, including trust, securities brokerage and international banking services, which the Company and Bank presently do not offer directly. Although the Company may offer these services through correspondent banks, the inability to provide such services directly may be a competitive disadvantage.

     The Company considers its principal competition in the commercial banking business to be the other full service banks located in its primary market areas. The products and services offered by the Company and its target market are most similar to those of area banks and, to some extent, savings associations.

     The Bank seeks to provide a high level of personalized banking service to professionals and owner-operated businesses, emphasizing quick and flexible responses to customer demands. The Bank relies heavily on the efforts of its officers, directors and existing shareholders for the solicitation and referral of potential customers, and expects this to continue for the foreseeable future.

LENDING ACTIVITIES

     With its new management team in place, one of the Bank's main objectives is to seek attractive lending opportunities in its service area. Accordingly, in addition to offering a broad range of deposit services and products typically available from most banks and savings associations, the


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Bank now offers a full range of retail and commercial credit services designed to meet the borrowing needs of small- and medium-sized businesses and customers located within the Bank's service area. Such loan products include commercial loans (such as lines of credit, term loans, refinancings, etc.), personal lines of credit, direct installment consumer loans, residential mortgage loans, construction loans, and letters of credit. Substantially all of the Bank's loans are made to borrowers located within the Bank's service area, which includes the Panhandle of Texas. The Bank has, however, made a small number of loans outside such service area and in surrounding states. This practice is limited to borrowers (both individuals and businesses) who have either specific ties to the defined service area of the Bank or who have businesses located within the Bank's defined service area. At December 31, 1997, there were 38 loans in the Bank's loan portfolio, having an aggregate balance of approximately $3,600,000 (representing only 3% of total loans), which had been made to borrowers outside of the Bank's defined service area.


     The Bank conducts its lending activities pursuant to the loan policy adopted by the Bank's Board of Directors. See "BUSINESS -- Loan Policies and Underwriting Practices" for a discussion of the Bank's loan policy. Substantially all of the loans in the Bank's portfolio have been originated by the Bank. Some loans in the Bank's portfolio, however, were not originated by the Bank and were purchased from a competing bank. Such purchased loans had been originated by members of the Bank's lending staff during their prior tenure at the competing bank, and were seasoned loans of known customers. All such purchased loans conform with the Bank's underwriting standards. This practice was unique to the start-up nature of the Bank during the latter half of 1997. It is anticipated that future loans will be originated by the Bank's lending staff. The Bank may, from time to time, purchase loans from other banks and participations from correspondent banks, which loans will conform to the Bank's underwriting standards. The Bank has no foreign loans or highly leveraged transaction loans in its portfolio.

     LOAN PORTFOLIO.

     For purposes of this discussion, the Bank's loans are divided into four categories: commercial loans, agriculture loans, real estate loans, and loans to individuals, each of which is discussed below.

     COMMERCIAL LOANS. The Bank's commercial loans are diversified to meet most business needs. The commercial loans offered by the Bank include (i) commercial real estate loans (discussed herein), (ii) short-term working capital and other commercial loans, and (iii) construction loans (discussed herein). Credit analysis of a commercial loan application involves a review of a number of related factors including collateral, type of loan, loan maturity, terms and conditions, and various loan-to-value ratios as they relate to the Bank's loan policy. The Bank requires commercial borrowers to submit financial statements at least annually. Any exceptions to this requirement are extremely rare. In addition, the Bank requires appraisals or evaluations in connection with loans secured by real estate. Such appraisals or evaluations are obtained prior to the time funds are advanced. The Bank also requires personal guaranties on all non-individual/consumer loans, except when cash collateral or financial strength of the borrower mitigates this requirement. The total number of loans in the Bank's portfolio that do not have personal guaranties at December 31, 1997 are insignificant in relation to the overall value of the Bank's loan portfolio. Terms are granted commensurate with the useful life of the collateral offered.

     AGRICULTURE LOANS. Agricultural loans include loans to cattle feeding operations, cattle producers, farmers and ranchers and other agricultural - related borrowers. These loans are subject to the credit analysis, financial statement and collateral requirements as mentioned above under the discussion of commercial loans.


     REAL ESTATE LOANS. Real estate loans are divided into three categories: residential mortgage lending, construction loans and commercial real estate loans, each of which is discussed in greater detail below.

     RESIDENTIAL MORTGAGE LOANS. The Bank's renewed interest in providing residential mortgage loans was fueled by the following factors: (i) the commitment of the Bank's new management team to engage in more traditional lines of banking by providing this product, (ii) a strong real estate market and (iii) low interest rates. Residential loan originations are generated by the Bank's in-house originations staff, marketing efforts, present customers, walk-in customers and referrals from real estate agents, mortgage brokers and builders. The Bank focuses its lending efforts primarily on the origination of loans secured by first mortgages on owner-occupied, 1-4 family residences. Substantially all of the Bank's 1-4 family residential mortgage originations are secured by properties located in and around Amarillo, Texas. The outstanding principal amount of such loans secured by properties outside of the Bank's service area are not significant relative to the value of the Bank's entire loan portfolio. The Bank does not purchase residential mortgage loans, but may sell loans it originates on the secondary market.

     Residential mortgage products include conventional, fixed-rate loans with terms that vary from a 15-year balloon to a 30-year fully amortized loan. The Bank requires loans secured by first mortgages on real estate to have loan-to-value ratios within specified limits, ranging from 60% for loans secured by raw land to 95% for improved property.

     The Bank reviews information concerning the income, financial condition, employment and credit history when evaluating the creditworthiness of an applicant.

     CONSTRUCTION LOANS. The Bank's emphasis for construction loans is directed toward properties that will be owner occupied. The Bank may finance construction loans for projects built on speculation, but these typically have substantial secondary sources of repayment. The Bank's construction loans are secured by property located primarily in the Bank's market area and typically have variable interest rates during the construction period. Construction loans with fixed interest rates were not significant at December 31, 1997. Construction loans to individuals are generally made in connection with the granting of permanent financing on the property. In determining whether to originate commercial real estate loans, the Bank considers such factors as the financial condition of the borrower and the debt service coverage of the borrower.


     COMMERCIAL REAL ESTATE LOANS. Commercial real estate loans are used to provide permanent financing for commercial and retail and office buildings, warehouse facilities, churches and multiple-family buildings. The majority of these loans are collateralized by owner occupied properties. Commercial real estate lending entails a thorough analysis of the financial condition of the borrower, the borrower's industry, debt service coverage of the borrower, and current and projected economic conditions. Commercial real estate loans are made at both fixed and adjustable interest rates for terms up to 15 years.

     LOANS TO INDIVIDUALS. The Bank is becoming a major consumer lender in its service area. Loans to individuals include personal loans and consumer loans, which may be secured or unsecured depending on the credit quality and purpose of the loan. The Bank requires loan applications and/or personal financial statements from its personal borrowers on loans that the Bank originates. Loan officers complete a debt-to-income analysis that must meet established standards of Bank's lending policy. Consumer loan terms vary according to the type and value of collateral, length of contract and creditworthiness of the borrower. The underwriting standards employed by the Bank for consumer loans include an application, a determination of the applicant's payment history on other debts, with greatest weight being given to payment history with the Bank, and an assessment of the borrower's ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, in relation to the proposed amount of the loan. See "BUSINESS -- Loan Policies and Underwriting Practices."

     Additional information regarding the various components of the Bank's loan portfolio is provided under the caption "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Loan Portfolio."

     RISK ELEMENTS.

     The risk elements in the Company's loan portfolio are similar to those in other comparable commercial banks. Risk elements related to specific loan categories are as follows:

     COMMERCIAL LOANS. Commercial loans include a variety of loans to commercial entities, including loans to finance accounts receivable, inventories and other business activities. Risk of nonperformance on these loans include the risk that the borrower's cash flow will be insufficient to service the debt and the risk that collateral will not be sufficient to offset any loss. Certain loans to qualified borrowers may be unsecured. Risk of nonperformance on these loans include the risk that the borrower's cash flow will be insufficient to service the debt and the risk that there is no or inadequate collateral to offset any loss.

     AGRICULTURAL LOANS. Agricultural loans, in addition to risks similar to other commercial loans as described above, may be susceptible to commodity market risk and weather.

     REAL ESTATE LOANS. Real estate loans represent the Bank's second greatest concentration of loans, representing approximately 29% of the portfolio at December 31, 1997. However, the amount of risk associated with this group of loans is mitigated in part due to the type of loans involved. At December 31, 1997, the vast majority of the Bank's reals estate loans were collateralized by properties located in and around Amarillo, Texas, many of which are owner occupied. Historically, the amount of losses suffered on owner occupied properties has been small. Due to the volume of real estate loans contained in the Bank's portfolio, which are collateralized by owner occupied properties, and the appraisal and other real estate lending policies in place that indicate the value of the collateral for these loans, management does not consider the potential impact of these loans on the loan loss reserve to be excessive, even though real estate loans constitute a significant percentage of total loans outstanding. Management also pursues an aggressive policy of reappraisal on any real estate loan that becomes troubled and potential exposures are recognized and reserved for as soon as they are identified.

     Real estate properties are particularly sensitive to general economic conditions and experience devaluation when economic factors decline. Accordingly, an increase in interest rates or softening of the real estate market may have the effect of reducing demand for this product.

     INSTALLMENT LOANS. Risk of nonperformance on these loans include the risk the borrower's cash flow will be insufficient to service the debt and the risk that collateral will not be sufficient to offset any loss. Currently, the economy in the Bank's service area appears stable. Management is, however, cognizant of the nationwide increase in the personal bankruptcy rate, and management expects this trend may some adverse effect on the Bank's net charge-offs. Most of the Bank's loans to individuals are collateralized, which management believes will limit the exposure in this area should current bankruptcy trends continue.

LOAN POLICIES AND UNDERWRITING PRACTICES

     GENERAL. The Bank's credit officers strive to accommodate all credit needs of credit-worthy borrowers. Attempts are made, within the parameters set by the Bank's loan policy, as discussed below, to make and structure loans designed to generate future business for the Bank.

     It is the Bank's practice to operate within the parameters of the Bank's loan policy and underwriting standards. Such policies and standards, however, may not be applicable to all potential borrowers or circumstances and, accordingly, deviations from the Bank's loan policy or underwriting standards, whether such deviations relate to collateralization requirements and/or loan-to-value ratio guidelines, are made only in extreme situations. Such deviations, which are limited in occurrence and involve loans representing an insignificant amount relative to the value of the Bank's overall loan portfolio, are addressed on an individual basis during the underwriting process and must be approved in advance of funding by the Bank's Loan Committee. While the Bank does not formally track such deviations from policy as a whole (except with respect to real estate loans), known deviations are addressed herein.

     The following is a summary of the loan policy and underwriting practices of the Bank.

     LOAN POLICY. The Bank maintains a comprehensive loan policy that establishes guidelines with respect to all categories of lending. In addition, the loan policy sets forth lending authority for each credit officer to make secured and unsecured loans in specific dollar amounts. All loans must be approved by senior credit officers or the Bank's Loan Committee prior to funding.

     Administration of the Bank's loan policy rests with the Bank's Loan Committee and is administered in accordance with directives established by the Bank's Board of Directors. The Loan Committee is comprised of four Senior Credit Officers. The Committee reviews policy and procedures at least annually, or more frequently as needed, and submits recommendations relative to the loan policy to the Bank's Chief Executive Officer for review and approval. Ultimate approval of the loan policy rests with the Bank's Board of Directors.

     The Bank's primary lending area includes customers principally residing in specified counties in Texas and, to a lesser extent, in portions of the surrounding four states of Oklahoma, Kansas, Colorado and New Mexico.

     Other principals of the Bank's loan policy are described below:

- The Bank will not engage in non-recourse lending unless the loan is specifically approved in advance by the Loan Committee. Non-recourse lending is defined as loans without any personal liability of the principals of a borrowing entity when the collateral is the only source of repayment. Although the Bank prefers to obtain guaranties of payment from each principal of a closely held corporations, this is not considered non-recourse lending if there is an additional source of repayment other than the collateral.

- If an applicant or loan application reflects a potential credit weakness, adequate additional support, in the form of co-signers or enforceable guarantees, are sought. However, these are seldom considered the primary source of repayment and are, therefore, not heavily relied on by the Bank.

- Credit officers are responsible for ascertaining the real market value of any collateral taken on a loan. Appraisal reports or comparable sales reports are used as guidelines only, and not as an absolute measure of market value.

- The Bank satisfies itself as to the repayment source of the borrower, whether it is cash flow or liquidation of collateral associated with a normal business cycle (e.g., sale of crops, cattle or inventory turnover).

     UNDERWRITING - COLLATERALIZATION. Collateralization is required on most loans originated by the Bank, and the guidelines for the maximum ratio of a loan amount to the appraised value of collateral or to the acquisition cost is dependent upon the type of loan. Collateralization may not be required, however, if the borrower's documented financial condition and documented cash flow indicate sufficient liquidity to service the loan. Any such deviations are approved in advance of funding by the Bank's Loan Committee. Collateralization usually mirrors the purpose of the loan, i.e. real estate loans secured with the corresponding real estate, working capital lines of credit are secured with the current assets of the business, etc.

     UNDERWRITING - LOAN-TO-VALUE RATIOS. A loan-to-value ratio between 75% to 80% is considered by management of the Bank to be a safe and prudent level in most lending circumstances. Certain types of loans offered by the Bank, however, have specific guidelines regarding loan-to-value ratios and collateralization. Deviations from such guidelines, which are approved in advance of funding by the Bank's Loan Committee, may be justified if the borrower's documented financial condition and documented cash flow indicate sufficient liquidity to service the loan. Loan-to-value ratios for specific categories of loan, including a discussion of known deviations from such guidelines, are discussed below.

     ENERGY LOANS - OIL & GAS. Loans relating to energy are collateralized with proven producing properties having an appraised value equal to twice the loan amount for non-amortizing revolving credit loans. The aggregate amount of outstanding energy loans is not material in relation to the overall value of the Bank's loan portfolio at December 31, 1997, and, accordingly, any deviations from such stated policy would not be material.

     LIVESTOCK. The equity requirement for livestock loans will approximate 20%-25% of (i) the market value of the livestock as determined by lending personnel, or (ii) the market value of other liquid collateral (e.g., marketable securities). If, during the life of the loan, the value of the equity no longer conforms with the stated policy, management of the Bank will seek additional collateral from the borrower to keep the ratios in line with policy. Management of the Bank was not aware of any exceptions to the stated policy with respect to this loan category at December 31, 1997.

     AGRICULTURE RELATED REAL ESTATE - FARM & RANCH. Loan amounts in this category should not exceed 75% of appraised value or cost, whichever is less. Loans for feedyards should not exceed 75% of the appraised value of the property, or an amount equal to $50 multiplied by the cattle capacity of the yard. Loans with respect to other agricultural real estate should not exceed 75% of the property's appraised value. Management of the Bank was not aware of any exceptions to the stated policy with respect to this loan category at December 31, 1997.

     RESIDENTIAL CONSTRUCTION LOANS. Loan amounts should not exceed 65%-85% of appraised/evaluated value, depending on whether the property is presold or speculative. Management of the Bank was not aware of any exceptions to the stated policy with respect to this loan category at December 31, 1997.

     COMMERCIAL AND INDUSTRIAL CONSTRUCTION LOANS. Loans in this category should not exceed 80% of the appraised value or 80% of builder's cost, whichever is less. Management of the Bank was not aware of any exceptions to the stated policy with respect to this loan category at December 31, 1997.

     RESIDENTIAL MORTGAGE LOANS. Loans in this category should not exceed 95% (for owner-occupied property) or 80% (for non-owner occupied property) of the appraised/evaluated value or purchase price, whichever is the lesser amount. Management was aware of four (4) loans in this category, having an aggregate value of $1,100,400 at December 31, 1997 (representing less than 1% of the value of the Bank's entire loan portfolio), which did not conform to the loan-to-value guidelines expressed above for this loan category. As with all deviations to policy, such loans were approved in advance of funding by the Bank's Loan Committee.

     COMMERCIAL REAL ESTATE LOANS. Loans in this category should not exceed 60% of appraised value or cost, whichever is less. Management was aware of eight (8) loans in this category, having an aggregate value of $1,048,128 at December 31, 1997 (representing less than 1% of the value of the Bank's entire loan portfolio), which did not conform to the loan-to-value guidelines expressed above for this loan category. As with all deviations to policy, such loans were approved in advance of funding by the Bank's Loan Committee.

     UNIMPROVED REAL ESTATE LOANS. Loans in this category should not exceed 85% of appraised value or cost, whichever is less. Management was aware of twenty
(20) loans in this category, having an aggregate value of $5,462,128 at December 31, 1997 (representing approximately 4.6% of the value of the Bank's entire loan portfolio), which did not conform to the loan-to-value guidelines expressed above for this loan category. As with all deviations to policy, such loans were approved in advance of funding by the Bank's Loan Committee.

     As of December 31, 1997, the Bank was in compliance with the regulatory and supervisory limits associated with loan-to-value ratios for real estate loans.

     UNDERWRITING - APPRAISAL POLICY. The determination of collateral value is of critical importance in order to maintain the appropriate loan-to-value ratio. The Bank's real estate appraisal policy is consistent with the Financial Institutions Reform, Recovery and Enforcement Act, and the Bank's appraisal practices are monitored by management to ensure compliance.

     LOAN APPROVAL. Individual loan authorities, as set forth in the Bank's loan policy, are established by the Bank's Board of Directors upon the recommendation of the Bank's Chief Executive Officer. In establishing individual loan authority, the experience level of the credit officer is taken into consideration, as well as the type of lending in which the credit officer is involved. Under the Bank's current loan policy, the Bank's Loan Committee, which is comprised of four senior credit officers, reviews all loans. The Board of Directors reviews on a monthly basis all commercial and residential loans approved by individual credit officers and the Bank's Loan Committee over $50,000. All loans are assigned a rating based on creditworthiness and are periodically monitored for improvement or deterioration.

     HIGH RISK LOANS. By extending loans in accordance with the principals outlined above, the Bank does not believe that it makes higher risk loans. Any loans considered high risk would not be significant at December 31, 1997.

SUPERVISION AND REGULATION

     Banking is a complex, highly regulated industry. The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of monetary policy. In furtherance of those goals, Congress has created several largely autonomous regulatory agencies and enacted myriad legislation that governs banks, bank holding companies and the banking industry. Descriptions of and references to the statutes and regulations below are brief summaries thereof, do not purport to be complete. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.

     THE COMPANY

     As a bank holding company under the BHC Act, the Company is registered with and is subject to regulation by the Federal Reserve. Among other things, applicable statutes and regulations require the Company to file annual and other reports with and furnish information to the Federal Reserve, which may make inspections of the Company.

     The BHC Act provides that a bank holding company must obtain the prior approval of the Federal Reserve for the acquisition of more than five percent (5%) of the voting stock or substantially all the assets of any bank or bank holding company. The Company currently does not have any formal agreement to or commitments with respect to any such transaction. However, the Company evaluates opportunities to invest in or acquire other banks or bank holding companies as such opportunities arise and may engage in one or more such transactions in the future. In addition, the BHC Act restricts the extension of credit by the Bank to the Company. The BHC Act also provides that, with certain exceptions, a bank holding company may not (i) engage in any activities other than those of banking or managing or controlling banks and other authorized subsidiaries or (ii) own or control more than five percent (5%) of the voting shares of any company that is not a bank, including any foreign company. A bank holding company is permitted, however, to acquire shares of any company, the activities of which the Federal Reserve, after due notice and opportunity for hearing, has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The Federal Reserve has issued regulations setting forth specific activities that are permissible under that exception. The Company does not currently have any agreements or commitments to engage in any such nonbanking activities.

     In approving acquisitions by bank holding companies of banks and companies engaged in banking-related activities, the Federal Reserve considers whether the performance of any such activity by an affiliate of the holding company can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency, that outweigh such possible adverse effects as undue consideration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve has cease-and-desist powers over parent holding companies and nonbanking subsidiaries where their actions would constitute a serious threat to the safety, soundness or stability of a subsidiary bank. Federal regulatory agencies also have authority to regulate debt obligations (other than commercial paper) issued by bank holding companies. That authority includes the power to impose interest ceilings and reserve requirements on such debt obligations. A bank holding company and its subsidiaries are also prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

     A bank holding company is also permitted to acquire shares of a company which furnishes or performs services for a bank holding company and to acquire shares of the kinds and in the amounts eligible for investment by national banking associations. The Board of Directors of the Company has not at this time made any plans to make such investments.

     Federal banking law provides that a bank holding company may acquire or establish banks in any state of the United States. In addition, the Texas banking laws permit a bank holding company which owns stock of a bank located outside the State of Texas (an "Out-of-State Bank Holding Company") to acquire a bank or bank holding company located in Texas. Such acquisition may occur only if the Texas bank to be directly or indirectly controlled by the Out-of-State Bank Holding Company has existed and continuously operated as a bank for a period of at least five (5) years. In any event, however, a bank holding company may not own or control banks in Texas the deposits of which would exceed twenty percent (20%) of the total deposits of all federally-insured deposits in Texas. The Board of Directors of the Company has not at this time made any plans to acquire or establish banks in any state other than Texas.

     THE BANK

     The Bank is subject to various requirements and restrictions under the laws of the United States and the State of Texas, and to regulation, supervision and regular examination by the Comptroller. The Bank is subject to the power of the Comptroller to enforce compliance with applicable banking statutes and regulations. Such requirements and restrictions include requirements to maintain reserves against deposits, restrictions on the nature and amount of loans may be made and the interest that may be charged thereon and restrictions relating to investments and other activities of the Bank.

     DIVIDENDS. The Bank may generally pay dividends on its stock so long as payment of such dividends is in compliance with applicable law and regulation. A national bank may not pay dividends from its stated capital. Additionally, if losses have been sustained at any time by a national bank equal to or exceeding its undivided profits then on hand, no dividend can be paid by the bank, and all dividends must be paid out of net profits then on hand, after deducting expenses, including losses and provisions for loan losses. The payment of dividends out of net profits of a national bank is further limited by a provision of the National Bank Act that prohibits a national bank from declaring a dividend on its shares of its stock until ten percent of the bank's net profits are transferred to surplus each time dividends are declared, unless such a transfer would increase the surplus of the bank to an amount greater than the bank's capital. In addition, the prior approval of the Comptroller is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its net profits for the two preceding years, less any required transfers to surplus or to funds for the retirement of any preferred stock. Additionally, under the provisions of 12 U.S. C. Sections 1818, the Comptroller has the right to prohibit the payment of dividends by a national bank where such payment is deemed to be an unsafe and unsound banking practice.

     TRANSACTIONS WITH AFFILIATES. Among the federal legislation applicable to the Bank, the Federal Reserve Act, as amended by the Competitive Equality Banking Act of 1987, prohibits the Bank from engaging in specified transactions (including, for example, loans) with certain affiliates unless the terms and conditions of such transactions are substantially the same or at least as favorable to such banks, as those prevailing at the time for comparable transactions with or involving other non-affiliated entities. In the absence of such comparable transactions, any transaction between a bank and its affiliates must be on terms and under circumstances, including credit standards, that in good faith would be offered or would apply to non-affiliated companies. In addition, certain transactions, referred to as "covered transactions," between the Bank and its affiliates may not exceed ten percent of the Bank's capital, and surplus per affiliate and an aggregate of twenty percent of its capital and surplus for covered transactions with all affiliates. Certain transactions with affiliates, such as loans, also must be secured by collateral of specific types and amounts. Finally, the Bank is prohibited from purchasing low quality assets from an affiliate. The Company is an affiliate of the Bank.

     LOANS TO INSIDERS. Federal law also constrains the types and amounts of loans that any bank may make to its respective executive officers, directors and principal shareholders. Among other things, such loans must be approved by the Bank's Board of Directors in advance and must be on terms and conditions as favorable to the Bank as those available to unrelated persons.

     REGULATION OF LENDING ACTIVITIES. Loans made by the Bank are also subject to numerous federal and state laws and regulations, including truth-in-lending statutes, the Federal Consumer Credit Protection Act, the Texas Consumer Credit Code, Texas Consumer Protection Code, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act and adjustable rate mortgage disclosure requirements. Remedies to the borrower and penalties to the Bank are provided for failure of the Bank to comply with such laws and regulations. The scope and requirements of such laws and regulations have expanded significantly in recent years.

     BRANCH BANKING. Pursuant to the Texas Finance Code, all banks located in the State of Texas are authorized to branch statewide. Accordingly, a bank located anywhere in Texas has the ability, subject to regulatory approval, to establish branch facilities near any of the Bank's facilities and within its market areas. If other banks were to establish branch facilities near the Bank or any of its facilities, it is uncertain whether such branch facilities would have a materially adverse effect on the business of the Bank.

     In addition, in 1994 Congress adopted the Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Reigle Act"). That statute provides for nationwide interstate banking and branching. During 1995, the Texas legislature elected to opt out of the branching provisions under the Reigle Act, which had the effect of prohibiting banks located in states other than Texas from branching across the Texas border. Similarly, banks located in Texas were generally prohibited from opening branches outside of Texas. The Texas legislature's unanimous decision to opt out of the interstate branching provisions of the Reigle Act was originally intended to be effective until 1999 when the issue will be revisited in the 1999 session.

     The decision to opt out of interstate branching, however, did not and does not affect the ability of an out-of-state bank holding company to directly or indirectly acquire a separately chartered bank located in Texas. Currently, a number of out-of-state bank holding companies operate in markets served by the Bank. The Bank considers its principal market area to be the Panhandle of North Texas, and management currently does not have any plans to establish a branch network beyond the borders of Texas. Accordingly, the effect of the Texas legislature's decision to opt out of the branching provisions of the Reigle Act has not had a material effect on the competitive position of the Bank or the Company.

     In light of recent developments in a lawsuit in Federal district court involving NationsBank Corporation's successful attempt to branch across the borders of Texas, the Commissioner of the Texas Banking Department issued a press release on May 13, 1998 announcing that the Texas Department of Banking will begin accepting applications regarding interstate merger and interstate branching transactions for all state-chartered institutions. The Commissioner's recent decision is designed to afford competitive parity for state-chartered institutions that compete with federally chartered institutions (such as national banks) in Texas.

     Given that the Bank's primary service area is within the State of Texas, it is not anticipated that these recent developments will have any material effect on the business conducted by the Bank or its competitive position in its primary markets.

     GOVERNMENTAL MONETARY POLICIES. The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowings, control of borrowings, control of borrowings at the "discount window," open market operations, the imposition of and changes in reserve requirements against member banks, deposits and assets of foreign branches, the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates, and the placing of limits on interest rates which member banks may pay on time and savings deposits are some of the instruments of monetary policy available to the Federal Reserve. Those monetary policies influence to a significant extent the overall growth of the bank loans, investments and deposits and the interest rates charged on loans or paid on time and savings deposits. The nature of future monetary policies and the effect of such policies on the future business and earnings of the Bank, therefore, cannot be predicted accurately.

     CAPITAL ADEQUACY. In 1983, Congress enacted the International Lending Supervision Act, which, among other things, directed the Comptroller to establish minimum levels of capital for national banks and to require national banks to achieve and maintain adequate capital. Pursuant to this authority, the Comptroller has promulgated capital adequacy regulations to which all national banks, such as the Bank, are subject.

     The Comptroller's capital adequacy regulations are based upon a risk based capital determination, whereby a bank's capital adequacy is determined in light of the risk, both on- and off-balance sheet, contained in the bank's assets. Different categories of assets are assigned risk weightings and, based thereon, are counted at a percentage (from 0% to 100%) of their book value. The regulations divide capital between Tier 1 capital, or core capital, and Tier 2 capital, or supplemental capital. Tier I capital consists primarily of common stock, noncumulative perpetual preferred stock, related surplus and minority interests in consolidated subsidiaries. Goodwill and certain other intangibles are excluded from Tier 1 capital. Tier 2 capital consists of varying percentages of the allowance for loan and lease losses, all other types of preferred stock not included in Tier 1 capital, hybrid capital instruments and term subordinated debt. Investments in and loans to unconsolidated banking and finance subsidiaries that constitute capital of those subsidiaries, are excluded from capital. The sum of Tier 1 and Tier 2 capital constitutes qualifying total capital. The Tier 1 component must comprise at least 50.00% of qualifying total capital.

     Every national bank has to maintain a certain ratio of Tier 1 capital to risk weighted assets (a "Core Capital Ratio") and a ratio of Tier 1 plus Tier 2 capital to risk weighted assets (a "Risk-Based Capital Ratio"). All banks are required to achieve and maintain a minimum Core Capital Ratio of at least 4.00% and a minimum Risk-Based Capital Ratio of 8.00%.

     As of December 31, 1997, the Bank's Core Capital Ratio was 29.21% and its Risk-Based Capital Ratio was 30.47%. In addition, national banks are generally required to achieve and maintain a Leverage Ratio of at least 4.00%. As of December 31, 1997, the Bank's Leverage Ratio was 28.31%.

     FIRREA. The Financial Institutions Reform, Recovery and Enforcement Act ("FIRREA"), enacted in 1989, includes various provisions that affect or may affect the Bank. Among other things, FIRREA generally permits bank holding companies to acquire healthy thrifts as well as failed or failing thrifts. FIRREA also removed certain cross-marketing prohibitions previously applicable to thrift and bank subsidiaries of a common holding company. Furthermore, a multi-bank holding company may now be required to indemnify the federal deposit insurance fund against losses it incurs with respect to such company's affiliated banks, which in effect makes a bank holding company's equity investments in healthy bank subsidiaries available to the Federal Deposit Insurance Company (the "FDIC") to assist such company's failing or failed bank subsidiaries.

     In addition, pursuant to FIRREA, any depository institution that has been chartered less than two years, has undergone a change in control within the last two years, is not in compliance with the minimum capital requirements of its primary federal banking regulator, or is otherwise in a troubled condition must notify its primary federal banking regulator of the proposed addition of any person to the board of directors or the employment of any person as a senior executive officer of the institution at least 30 days before such addition or employment becomes effective. During such 30-day period, the applicable federal banking regulatory agency may disapprove of the addition of employment of such director or officer. The Bank is not presently subject to any such requirements.

     FIRREA also expands and increases civil and criminal penalties available for use by the appropriate regulatory agency against certain "institution-affiliated parties" primarily including (i)management, employees and agents of a financial institution, as well as (ii) independent contractors such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs and who caused or are likely to cause more than minimum financial loss to or a significant adverse affect on the institution, who knowingly or recklessly violate a law or regulation, breach a fiduciary duty or engage in unsafe or unsound practices. Such practices can include the failure of an institution to timely file required reports or the submission of inaccurate reports. Furthermore, FIRREA authorizes the appropriate banking agency to issue cease and desist orders that may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets or take other action as determined by the ordering agency to be appropriate. As a result, the Comptroller now has greater enforcement power than it has had since deregulation of the banking industry in 1978.

     THE FDIC IMPROVEMENT ACT. The FDIC Improvement Act of 1991, enacted on December 19, 1991, ("FDICIA") makes a number of reforms addressing the safety and soundness of the deposit insurance system, supervision of domestic and foreign depository institutions, and improvement of accounting standards. This statute also limits deposit insurance coverage, implements changes in consumer protection laws and calls for least-cost resolution and prompt regulatory action with regard to troubled institutions.

     FDICIA requires every national bank with total assets in excess of $500,000,000 to have an annual independent audit made of the bank's financial statements by a certified public accountant to verify that the financial statements of the bank are presented in accordance with generally accepted accounting principles and comply with such other disclosure requirements as prescribed by the Comptroller.

     FDICIA also places certain restrictions on activities of banks depending on their level of capital. FDICIA divides banks into five different categories, depending on their level of capital.

Under regulations recently adopted by the Comptroller, a bank is deemed to be "well capitalized" if it has a total Risk-Based Capital Ratio of 10.00% or more, a Core Capital Ratio of 6.00% or more and a Leverage Ratio of 5.00% or more, and the bank is not subject to an order or capital directive to meet and maintain a certain capital level. Under such regulations, a bank is deemed to be "adequately capitalized" if it has a total Risk-Based Capital Ratio of 8.00% or more, a Core Capital Ratio of 4.00% or more and a Leverage Ratio of 4.00% or more (unless it receives the highest composite rating at its most recent examination and is not experiencing or anticipating significant growth, in which instance it must maintain a Leverage Ratio of 3.00% or more). Under such regulations, a bank is deemed to be "undercapitalized" if it has a total Risk-Based Capital Ratio of less than 8.00%, a Core Capital Ratio of less than 4.00% or a Leverage Ratio of less than 4.00%. Under such regulations, a bank is deemed to be "significantly undercapitalized" if it has a Risk- Based Capital Ratio of less than 6.00%, a Core Capital Ratio of less than 3.00% and a Leverage Ratio of less than 3.00%. Under such regulations, a bank is deemed to be "critically undercapitalized" if it has a Leverage Ratio of less than or equal to 2.00%. In addition, the Comptroller has the ability to downgrade a bank's classification (but not to "critically undercapitalized") based on other considerations even if the Bank meets the capital guidelines. According to these guidelines, the Bank was classified as "well capitalized" as of December 31, 1997.

     In addition, if a national bank is classified as undercapitalized, the bank is required to submit a capital restoration plan to the Comptroller. Pursuant to FDICIA, an undercapitalized national bank is prohibited from increasing its assets, engaging in a new line of business, acquiring any interest in any company or insured depository institution, or opening or acquiring a new branch office, except under certain circumstances, including the acceptance by the Comptroller of a capital restoration plan for the bank.

     Furthermore, if a national bank is classified as undercapitalized, the Comptroller may take certain actions to correct the capital position of the bank; if a bank is classified as significantly undercapitalized or critically undercapitalized, the Comptroller would be REQUIRED to take one or more prompt corrective actions. These actions would include, among other things, requiring: (i) sales of new securities to bolster capital; (ii) improvements in management; (iii) limits on interest rates paid; (iv) prohibitions on transactions with affiliates; (v) termination of certain risky activities; and (vi) restrictions on compensation paid to executive officers. If a national bank is classified as critically undercapitalized, FDICIA requires the bank to be placed into conservatorship or receivership within ninety (90) days, unless the Comptroller and the FDIC concur that other action would better achieve the purposes of FDICIA regarding prompt corrective action with respect to undercapitalized banks.

     The capital classification of a bank affects the frequency of examinations of the bank and impacts the ability of the bank to engage in certain activities and affects the deposit insurance premiums paid by such bank. Under FDICIA, the Comptroller is required to conduct a full-scope, on-site examination of every national bank at least once every twelve months. An exception to this rule is made, however, that provides that national banks (i) with assets of less than $100,000,000, (ii) are categorized as "well capitalized," (iii) were found to be well managed and its composite rating was outstanding and (iv) has not been subject to a change in control during the last twelve months, need only be examined by the Comptroller once every eighteen months.

     Under FDICIA, banks may be restricted in their ability to accept brokered deposits, depending on their capital classification. "Well capitalized" banks are permitted to accept brokered deposits, but all banks that are not well capitalized are not permitted to accept such deposits. The FDIC may, on a case-by-case basis, permit banks that are adequately capitalized to accept brokered deposits if the FDIC determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank.

     In addition, under FDICIA, the FDIC is authorized to assess insurance premiums on a bank's deposits at a variable rate depending on the probability that the deposit insurance fund will incur a loss with respect to the bank. (Under prior law, the deposit insurance assessment was a flat rate, regardless of the likelihood of loss.) In this regard, the FDIC has issued regulations for a transitional risk-based deposit assessment that determines the deposit insurance assessment rates on the basis of the bank's capital classification and supervisory evaluations. Each of these categories have three subcategories, resulting in nine assessment risk classifications. The three subcategories with respect to capital are "well capitalized," "adequately capitalized" and "less than adequately capitalized (which would include "undercapitalized," "significantly undercapitalized" and "critically undercapitalized" banks). The three subcategories with respect to supervisory concerns are "healthy," "supervisory concern" and "substantial supervisory concern." A bank is deemed "healthy" if it is financially sound with only a few minor weaknesses. A bank is deemed subject to "supervisory concern" if it has weaknesses that, if not corrected, could result in significant deterioration of the bank and increased risk to the Bank Insurance Fund. A bank is deemed subject to "substantial supervisory concern" if it poses a substantial probability of loss to the Bank Insurance Fund.

     The federal banking agencies have established guidelines, effective August 9, 1995, which prescribe standards for depository institutions relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and management compensation. The agencies may require an institution which fails to meet the standards set forth in the guidelines to submit a compliance plan. The agencies are also currently proposing standards for asset quality and earnings. The Company cannot predict what effect such guidelines will have on the Bank.

     DEPOSIT INSURANCE. The Bank's deposits are insured up to $100,000 per insured account by the Bank Insurance Fund of the FDIC (the "BIF"). As an institution whose deposits are insured by BIF, the Bank will be required to pay deposit insurance premiums to BIF in the amount of approximately $17,000 for the first two quarters of 1998. The Bank's deposit insurance assessments may increase depending upon the risk category and subcategory, if any, to which the Bank is assigned by the FDIC. Any increase in insurance assessments could have an adverse effect on the Bank's earnings.

     INTERSTATE BANKING LEGISLATION. The Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994 was enacted into law on September 29, 1994 (the "Reigle Act"). Such statute provides for nationwide interstate banking, but does permit each state to make an election as to whether such state will permit interstate branching. During its 1995 term, the Texas legislature passed legislation providing that interstate branching would not be permitted in Texas until at least 1999. A discussion of the interstate branching provisions of the Reigle Act in the context of the Texas Legislature's decision to opt-out is provided under the caption "Supervision and Regulation -- Branch Banking".

Interstate banking (e.g., out-of-state holding companies acquiring Texas financial institutions), however, cannot be prohibited and must be permitted by all the states, subject to certain permissible state law limitations on the ages of the banks to be acquired and limitations on the total amount of deposits within a state that a bank holding company is permitted to control.

     Management of the Company and the Bank cannot predict what other legislation might be enacted or what other regulations might be adopted or the effects thereof.

     THE FOREGOING IS AN ATTEMPT TO SUMMARIZE SOME OF THE RELEVANT LAWS, RULES AND REGULATIONS GOVERNING NATIONAL BANKS AND BANK HOLDING COMPANIES, BUT DOES NOT PURPORT TO BE A COMPLETE SUMMARY OF ALL APPLICABLE LAWS, RULES AND REGULATIONS GOVERNING BANKS AND BANK HOLDING COMPANIES.

ENVIRONMENTAL FACTORS

     To date, the Company has not been required to perform any investigation or clean up activities, nor has it been subject to any environmental claims. There can be no assurance, however, that this will remain the case in the future. In the ordinary course of its business, the Company from time to time forecloses on properties securing loans. There is a risk that the Company could be required to investigate and clean up hazardous or toxic substances or chemical releases at such properties after acquisition by the Company, and could be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and cleanup costs incurred by such parties in connection with the contamination. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not the facility is owned or operated by such person. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such property.

     In the course of its business, the Company may acquire properties as a result of foreclosure. There is a risk that hazardous or toxic waste could be found on such properties. In such event, the Company could be held responsible for the cost of cleaning up or removing such waste, and such cost could exceed the value of the underlying properties.


EMPLOYEES

     The Company is a bank holding company and primarily conducts its operations through its subsidiary, the Bank. The Company has no paid employees. Certain Bank employees and directors conduct the Company's business, but are not specifically compensated as Company employees. As of March 6, 1998, the Bank had 69 full-time employees and 9 part-time employees. Employees are provided with employee benefits, such as life and health insurance plans. The Bank's employees are not represented by any collective bargaining group. The Bank considers its relations with such employees to be good.

DEPENDENCE ON KEY PERSONNEL

     The Company's and the Bank's growth and development since completion of the Acquisition on May 23, 1997 has been largely dependent upon the services of Donald E. Powell, Chairman of the Board, President and Chief Executive Officer. The loss of Mr. Powell's services for any reason could have a material adverse effect on the Company and the Bank.

ITEM 2.   FINANCIAL INFORMATION

                            SELECTED FINANCIAL DATA

     The following table sets forth consolidated selected financial data regarding the results of operations and financial condition of the Company for the periods and at the dates indicated. Amounts are in thousands, except for weighted average shares outstanding and pre-share data. The following financial data is qualified by, and should be read in conjunction with, the separate financial statements, reports, and other financial information included elsewhere in this document. Certain consolidated financial data as of and for the years ended 1997, 1996 and 1995 are based on and derived from audited financial statements contained elsewhere in this document. Share data has been adjusted to reflect the 77.4372-for-1 stock dividend effected as of July 2, 1997.

                                                                                  DECEMBER 31,
                                                 ---------------------------------------------------------------------------
                                                    1997            1996             1995            1994            1993
SUMMARY OF OPERATIONS
      Interest income                            $    4,020        $  1,146        $  1,133        $    994        $  1,041
      Interest expense                                1,260             515             494             408             437
      Net interest income                             2,760             631             639             586             604
      Provision for loan losses                       2,700              97             (80)            (70)            (55)
      Noninterest income                                162             118             136             101             103
      Noninterest expense                             2,242             606             546             581             553
      Income (loss) before income taxes              (2,021)             46             309             176             209
      Income taxes (benefit)                            (39)              7             103              53              66
      Net income (loss)                              (1,981)             39             206             123             143

PER SHARE DATA
      Net income (loss)                               (0.41)           0.20            1.05            0.63            0.20
      Book value at end of period                      2.84            2.91            2.85            2.40            2.29
      Average common shares outstanding           4,824,792         712,035         712,035         712,035         712,035

BALANCE SHEET DATA (END OF PERIOD)
      Total assets                                  144,740          18,212          18,502          17,903          18,560
      Investment securities                           5,085          10,303          13,308          13,207          12,509
      Loans outstanding                             117,102           1,464           1,859           1,418           1,495
      Allowance for loan losses                      (2,748)            (45)            (22)            (38)            (55)
      Total deposits                                106,255          16,067          16,381          16,112          16,861
      Stockholders' equity                           37,853           2,068           2,031           1,709           1,633

SELECTED PERFORMANCE RATIOS
      Return on average assets                        (3.57)%          0.21%           1.11%           0.68%           0.77%
      Return on average equity                       (15.13)%          1.90%          10.86%           7.40%           8.76%
      Net interest margin                              5.54%           3.66%           3.72%           3.47%           3.28%

ASSET QUALITY RATIOS
      Nonperforming loans to gross loans               0.00%           4.78%           0.00%           0.00%           0.00%
      Nonperforming assets to stockholders'
         equity                                        0.00%           3.38%           0.00%           0.00%           0.00%
      Net charge-offs to average loans                 0.00%           4.30%          (4.37)%         (3.67)%         (4.01)%
      Allowance to end-of-period loans                 2.29%           3.07%           1.21%           2.65%           3.68%
      Allowance to end-of-period
         nonperforming loans                            N/A           64.53%            N/A             N/A             N/A


                                      24

LIQUIDITY AND CAPITAL RATIOS
  (END OF PERIOD)
      Loans to deposits                              110.21%           9.11%          11.35%           8.80%           8.87%
      Equity to assets                                26.15%          11.36%          10.98%           9.55%           9.09%
      Leverage capital ratio                          26.15%          11.36%          10.98%           9.55%           8.80%

     The Bank's growth in loans and deposits during 1997 is primarily attributable the Bank's relocation of its main office from Fritch, Texas, to the larger Amarillo, Texas banking market, which is a more economically vibrant banking market than Fritch, Texas. In addition, deposit and loan growth can be attributable to the new management team, which has emphasized growth from the Bank's existing client base and capitalizing opportunities from its target market (e.g., customers of competing financial institutions), and the delivery of personalized banking services to the Bank's customers. In addition, the Bank's loan growth is attributable to the Bank's aggressive commercial lending program and its virtual re-emergence into agricultural and real estate lending and strong emphasis on the commercial loan market. See "BUSINESS -- Change in Management and Competitive Focus" for additional information regarding the various factors attributable to the Bank's recent growth.

     Growth in total assets during 1997 is primarily attributable to the increase in the Bank's loan portfolio, which was supported by a significant capital infusion following completion of a stock offering by the Company during 1997. See Item 10 to this Registration Statement on Form 10 for additional information regarding the stock offering.

     The increase in interest income attributable to the larger loan portfolio and the slight increase in noninterest income was offset by increases in interest expense and noninterest expense coupled with a larger provision for loan losses, which increase in the provision was deemed necessary by management in light of the significant increase in the Bank's loan portfolio. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Provision and Allowance for Loan Losses" for additional information regarding the increased provision for loan losses.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company analyzes the major elements of the Company's consolidated balance sheets and statements of operations. This section should be read in conjunction with the Company's consolidated financial statements and accompanying notes and other detailed financial information included herein.

GENERAL

     The Company is a one-bank holding company that commenced operations on December 31, 1983. The Bank, the Company's only subsidiary, originally began operations as Fritch State Bank on April 10, 1965.

     Ownership of the Bank constitutes the major activity of the Company. Activities of the Company are limited and are set forth in Note 11 of the notes to the Consolidated Financial

Statements of the Company included with this Registration Statement on Form
10. Accordingly, unless specifically noted herein, the activities of the Company as described in this Management's Discussion and Analysis of Operations are virtually indistinguishable from those activities of the Bank.

     As more fully discussed in Item 1 to this Registration Statement on Form 10 under the caption "General", composition of the management team of each of the Company and the Bank changed significantly in 1997, and the new management team significantly changed the geographic, product and service focus of the Bank. Prior management of the Bank generally limited loans to selected commercial and consumer installment loans, which loans comprised less than 10% of average assets. Limited real estate lending was performed, and agricultural loans were made only on a exception basis. During 1997, however, the new management team changed the lending philosophy of the Bank to a more traditional commercial banking activity. Accordingly, loans at year-end 1997 represented approximately 62% of average total assets, as compared to approximately 9% at December 31, 1996.

     The new management team's philosophy in growing the loan portfolio was to hire experienced loan officers (nine such loan officers were hired in 1997), primarily from one large competing financial institution in the Amarillo market, and for those loan officers to aggressively grow the Bank's lending customers base. Although management aggressively sought new customers, it was, and continues to be, selective in deciding which loan customers to pursue so as to operate in a safe and sound manner in accordance with the Bank's loan policy. Accordingly, management believes that the Bank's loan portfolio growth has been achieved without relaxing credit underwriting policies. A discussion of the Bank's loan policy, including a discussion of underwriting standards, is discussed at length in Item 1 "BUSINESS -- Loan Policies and Underwriting Practices" to this Registration Statement on Form 10.

     Deposit growth was significant during 1997 and was primarily fueled by the addition of customers gained through the process mentioned above, and by the Bank's ability to attract deposits because of the reputation of the management team and the name recognition of "The First National Bank of Amarillo" in the Bank's market. The Bank does not offer above market rates on its deposits and has no "brokered" deposits.

            FOR THE THREE MONTH PERIODS ENDED MARCH 31, 1998 AND 1997

     Net income for the first three months of 1998 increased to $611,946, or $.05 per share, from $27,563, or $.04 per share during the same period in 1997. The earnings improvement for the three-month period in 1998 as compared to 1997 reflected significantly higher net interest income and higher noninterest income, offset in part by an increased provision for loan losses and higher noninterest expense.

     Net interest income for the three months ended March 31, 1998 increased by $1,967,640 to $2,114,033 as compared to $146,393 for the first three months of 1997. This increase is due to significant growth in average earning assets, partially offset by a decrease in the net interest margin.

     Average earning assets increased $122,793,177 (709.9%) for the first three months of 1998 as compared to the same period in 1997 primarily due to strong loan growth as further discussed herein. The net interest margin for the three months ended March 31, 1998 was 6.12% as compared to 3.43% for the same period last year. This increase reflected a significant increase in proportion of higher yielding loans to total earning assets (90.9% in 1998 compared to 8.1% in 1997).

     Other operating income increased $75,297 to $102,061 for the first three months of 1998 as compared to $26,764 for the same period in 1997. This increase is primarily due to growth in service charges.

     Noninterest expense increased $1,130,434 for the three months of 1998 as compared to the same period in 1997. Staff expense increased by $516,663 and supplies, stationery and other expense increased by $213,437 as compared to the first three months of 1997 due to the hiring of additional personnel and the opening of four new locations. Increases in other expense categories included higher levels of depreciation, advertising, occupancy and other.

     The provision for loan losses totaled $225,000 for the three months of 1998. No provision for loan losses was made during the same period in 1997. For the three months ended March 31, 1998, loan charge-offs were $4,189 as compared to $2,189 for the same period in 1997.

     At March 31, 1998, total assets were $175,396,526 compared with $144,740,087 at December 31, 1997. At March 31, 1998, loans totaled $133,972,180, an increase of 14.4% over the amount at December 31, 1997. Loan growth was primarily due to implementation of an aggressive business plan as further discussed under "Business - Change in Management and Competitive Focus." Loan growth was funded primarily by growth in core deposits.

     The activity in the allowance for loan losses is as follows:

                                                       1998                  1997
                                                       ----                  ----
Balance, January 1                                  $ 2,748,418            $ 45,200
Provision charged to operations                         225,000               --
Loans charged off                                        (4,189)             (2,189)
Recoveries on loans previously charged off               14,733               1,662
                                                    -----------            --------

BALANCE, MARCH 31                                   $ 2,983,962            $ 44,673
                                                    -----------            --------
                                                    -----------            --------

AT END OF PERIOD:
     Loan reserve as % of net loans                        2.18%               2.26%

Nonperforming assets were not significant at March 31, 1998 or 1997.

                                                       THREE MONTHS ENDED MARCH 31,
                                                         1998              1997
                                                         ----              ----
PER COMMON SHARE DATA:
     Net income                                        $  0.05           $  0.04
     Cash dividends paid                                  --                --

SELECTED FINANCIAL RATIOS:
     Return on average assets                             1.62%              .59%
     Return on average equity                             6.51%             5.40%
     Net interest margin                                  6.12%             3.43%
     Equity to assets                                    21.92%            10.87%

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

RESULTS OF OPERATIONS

     The Company experienced a net loss was $1,981,415 for the year ended December 31, 1997 as compared to earnings of $38,847 and $205,656 for the years ended December 31, 1996 and 1995, respectively. Earnings for 1997, 1996 and 1995 were significantly influenced by activity in the allowance for loan losses, as discussed below. The return on average assets for 1997, 1996 and 1995 was (3.57)%, 0.21% and 1.11%, respectively, and return on average equity was (15.13)%, 1.90% and 10.86%, respectively.

     The decline in return on average assets and average equity from 1996 to 1997 is primarily attributable to an increased loan loss provision which is more fully discussed under the caption "Other Operating Income and Expense" to this Section on page 28. The provision for loan losses in 1996 was approximately $97,000 in comparison to the 1997 provision of $2,700,000. The larger provision in 1997 was made in connection with the substantial growth in the loan portfolio of approximately $115 million (representing an increase of 8,154% over the prior year). With the aforementioned growth in loans in 1997, management believed that the allowance for loan losses should grow also. Accordingly, management made a subjective determination of the allowance based on their banking experience and knowledge, comparison to other peers, and an intentional effort to be conservative. Management expects that appropriate, additional future provisions will be made as the loan portfolio grows.

NET INTEREST INCOME

     The largest component of operating income is net interest income, which is the difference between the income earned on assets and interest paid on deposits. Net interest income is determined by the rates earned on the Company's interest-earning assets and the rates paid on its interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities.

     During the years ended December 31, 1997, 1996 and 1995 net interest income was $2,759,399, $630,340 and $638,720, respectively. The increase in net interest income from 1996 to 1997 of $2,129,059 (337.8%) is primarily due to an increase in average interest-earning assets of approximately $33,651,000, net of an increase in average interest-bearing liabilities of approximately $16,715,000. The decrease in net interest income from 1995 to 1996 of $8,380 (1.3%) is primarily attributable to a slight decrease in the net interest spread, the difference between the yield on earning assets and the rate paid on interest-bearing liabilities, from 3.01% in 1995 to 2.93% in 1996.

     The following table sets forth the average consolidated balance sheets of the Company and subsidiary for the past three years along with an analysis of net interest earnings for each major category of interest-earning assets and interest-bearing liabilities, the average yield or rate paid on each category and net yield on interest-earning assets:

                                                          1997                                               1996
                                                         ------                                             ------

                                        AVERAGE            AVERAGE        AVERAGE          AVERAGE          AVERAGE     AVERAGE
                                       BALANCE (1)         INTEREST         RATE          BALANCE (1)       INTEREST      RATE
                                       ------------        --------         ----          -----------       --------      ----
ASSETS

INTEREST-EARNING ASSETS
Loans
  Commercial and agricultural           $17,995,796        $1,402,875        7.80%        $   800,393      $  65,589      8.19%
  Real estate - mortgage                  9,802,883           967,649        9.87%            210,570         22,646     10.75%
  Installment loans to
individuals                               6,571,260           653,917        9.95%            637,431         65,102     10.21%
                                       ------------       -----------                     -----------      ---------
      Total loans                        34,369,939         3,024,441        8.80%          1,648,394        153,337      9.30%
Securities
  Taxable                                 8,284,534           547,719        6.61%         13,008,396        856,281      6.58%
  Nontaxable (2)                                  -                 -        0.00%            100,000         13,333     13.33%
Federal funds sold and
other interest-earning assets             8,149,589           447,378        5.49%          2,396,721        127,364      5.31%
                                       ------------        ----------                     -----------      ---------
      Total interest-earning assets      50,804,062         4,019,538        7.91%         17,153,511      1,150,315      6.71%


NONINTEREST-EARNING ASSETS
Cash and due from banks                   4,718,760                                         1,208,987
Other assets                                714,565                                           369,056
Less: allowance for loan losses            (706,649)                                          (43,663)
                                       ------------                                       -----------
      Total                             $55,530,738                                       $18,687,891
                                       ------------                                       -----------
                                       ------------                                       -----------
LIABILITIES AND
SHAREHOLDERS' EQUITY

INTEREST-BEARING LIABILITIES
Interest-bearing demand                $  7,244,335          $192,816        2.66%         $4,857,209       $132,199      2.72%
Money market deposits                     5,005,414           160,530        3.21%            978,617         29,250      2.99%
Other savings deposits                    1,282,500            35,507        2.77%          1,101,010         30,085      2.73%
Time deposits                            16,808,512           871,286        5.18%          6,689,379        323,908      4.84%
                                       ------------          --------                      ----------       --------
      Total interest-bearing
liabilities                              30,340,761         1,260,139        4.15%         13,626,215        515,442        3.78%

NONINTEREST-BEARING
LIABILITIES AND
STOCKHOLDERS' EQUITY
Demand deposits                         $11,894,019                                       $ 2,903,235
Other                                       195,956                                           109,523
Stockholders' equity                     13,100,002                                         2,048,918
                                        -----------                                       -----------
      Total                             $55,530,738                                       $18,687,891
                                        -----------                                       -----------
                                        -----------                                       -----------
Net interest income
                                                           $2,759,399                                       $634,873
                                                           ----------
                                                           ----------
Net yield on earning assets                                                  5.43%                                        3.70%
                                                                           ------
                                                                           ------
Tax equivalent adjustment (2)                                $      -                                      $   4,533

                                                            1995
                                                           ------

                                        AVERAGE            AVERAGE        AVERAGE
                                       BALANCE (1)         INTEREST         RATE
                                       ------------        --------         ----

ASSETS
INTEREST-EARNING ASSETS
Loans
  Commercial and agricultural          $    311,284        $ 29,403          9.45%
  Real estate - mortgage                    360,860          36,164         10.02%
  Installment loans to
individuals                                 750,389          70,478          9.39%
                                       ------------       ---------         ------
      Total loans                         1,422,533         136,045          9.56%
Securities
  Taxable                                13,054,399         839,907          6.43%
  Nontaxable (2)                            135,625          17,475         12.89%
Federal funds sold and other
  interest-earning assets                 2,502,466         145,275          5.81%
                                       ------------       ---------         ------
      Total interest-earning assets      17,115,023       1,138,702          6.65%

NONINTEREST-EARNING ASSETS
Cash and due from banks                   1,101,113
Other assets                                429,903
Less: allowance for loan losses             (35,573)
                                       ------------

      Total                             $18,610,466
                                        -----------
                                        -----------
LIABILITIES AND
SHAREHOLDERS' EQUITY

INTEREST-BEARING LIABILITIES
Interest-bearing demand                  $4,936,488        $132,966          2.69%
Money market deposits                       959,928          28,768          3.00%
Other savings deposits                    1,167,087          31,509          2.70%
Time deposits                             6,515,883         300,797          4.62%
                                       ------------       ---------         ------
      Total interest-bearing
liabilities                              13,579,386         494,040          3.64%

NONINTEREST-BEARING
LIABILITIES AND STOCKHOLDERS'
EQUITY
Demand deposits                         $ 3,068,411
Other                                        69,203
Stockholders' equity                      1,893,466
                                       ------------
      Total                             $18,610,466
                                       ------------
                                       ------------
Net interest income
                                                           $644,662
                                                         ----------
                                                         ----------
Net yield on earning assets                                                  3.77%
                                                                             -----
                                                                             -----
Tax equivalent adjustment (2)                             $   5,942

----------------------------

(1) For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.
(2) Taxable equivalent adjustment is computed using a 34% tax rate.

     The following table sets forth for the period indicated a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

                                                      1997 COMPARED TO 1996                         1996 COMPARED TO 1995
                                            ---------------------------------------------    --------------------------------------
                                                VOLUME           RATE             NET          VOLUME         RATE          NET
INTEREST EARNED ON
  Loans
    Commercial and agricultural            $    1,409,085   $     (71,799) $    1,337,286   $   46,200   $    (10,014)  $   36,186
    Real estate - mortgage                      1,031,620         (86,617)        945,003      (15,061)         1,543      (13,518)
    Installment loans to individuals              606,033         (17,218)        588,815      (11,023)         5,647       (5,376)
                                           --------------   -------------  --------------   ----------   ------------   ----------
       Total                                    3,046,738        (175,634)      2,871,104       20,116         (2,824)      17,292
  Securities
    Taxable                                      (310,949)          2,387        (308,562)      (3,525)        19,899       16,374
    Nontaxable                                    (13,333)             -          (13,333)      (3,030)           297       (2,733)
    Federal funds sold and
      other interest-earning assets               305,712          14,302         320,014       (6,181)       (11,730)     (17,911)
                                           --------------   -------------  --------------   ----------   ------------   ----------
       Total interest-earning assets            3,028,168        (158,945)      2,869,223        7,380          5,642       13,022

INTEREST-PAID ON
  Deposits
    Interest-bearing demand                        64,971          (4,354)         60,617   $   (2,135)  $      1,368   $     (767)
    Money market deposits                         120,357          10,923         131,280          560            (78)         482
    Other savings deposits                          4,959             463           5,422       (1,784)           360       (1,424)
    Time deposits                                 489,981          57,397         547,378        8,009         15,102       23,111
                                           --------------   -------------  --------------   ----------   ------------   ----------
       Total interest-bearing liabilities         680,268          64,429         744,697        4,650         16,752       21,402
                                           --------------   -------------  --------------   ----------   ------------   ----------
       Net interest income                 $    2,347,900   $    (223,374) $    2,124,526   $    2,730   $    (11,110)  $   (8,380)
                                           --------------   -------------  --------------   ----------   ------------   ----------
                                           --------------   -------------  --------------   ----------   ------------   ----------

     The change in interest due to volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

OTHER OPERATING INCOME AND EXPENSE

     OTHER OPERATING INCOME. Other operating income for 1997 increased by $43,605 (37.0%) because of increased activity on deposit accounts. Other operating income for 1996 decreased $18,685 (13.7%) compared to 1995. Certain subsequent recoveries on bonds that were written down by approximately $39,000 occurred during 1995.

     OTHER OPERATING EXPENSES. During 1997, other operating expenses increased by $1,636,055 (270.2%). The increase in operating expenses was primarily attributable to the overall growth of the Company, including an increase of 45 full-time equivalent employees from 1996 to 1997 (which accounted for approximately $690,000 of the increase in operating expenses), increases in costs to conduct banking operations (which accounted for approximately $670,000 of the increase in operating expenses) and expenses related to the Bank's change in domicile and charter (which accounted for approximately $275,000 of the increase in operating expenses). During 1996, other operating expenses increased $59,151 (10.8%) over 1995. The increase was primarily attributable to additional compensation of approximately $57,000 related to the transfer of an insurance policy to the Bank's president.

SECURITIES PORTFOLIO

     The objective of the Company in its management of the investment portfolio is to maintain a portfolio of high quality, relatively liquid investments with competitive returns. During 1997, the weighted average yield on taxable securities was 6.61% as compared to 6.58% during 1996. The Company primarily invests in U.S. Treasury securities and other U.S. government agency obligations and mortgage-backed securities.

     The carrying values of the major classifications of securities were as follows:

                                                    AVAILABLE-FOR-SALE                            HELD-TO-MATURITY
                                      --------------------------------------------  ----------------------------------------------
                                          1997            1996            1995            1997             1996          1995
                                          ----            ----            ----            ----             ----          ----
U.S. Treasury and other U.S.
  government agencies and
  corporations                       $    2,427,674  $     306,340   $   1,319,962  $           -   $    6,940,511  $    8,149,609
Mortgage-backed securities                2,546,770      1,600,986       1,879,626              -        1,327,785       1,659,888
States and political subdivisions            36,585              -               -                          77,453         249,259
Other securities                             73,875         49,875          49,875              -                -               -
                                     --------------  -------------   -------------  -------------   --------------  --------------
Total                                $    5,084,904  $   1,957,201   $   3,249,463  $           -   $    8,345,749  $   10,058,756
                                     --------------  -------------   -------------  -------------   --------------  --------------
                                     --------------  -------------   -------------  -------------   --------------  --------------

     The following table sets forth the stated maturities of securities at December 31, 1997, and the weighted average yields of such securities (calculated on the basis of the cost and effective yield weighted for the scheduled maturity of each security). Mortgage-backed securities (MBS) are reported at their estimated average life.

                                         MATURING           MATURING AFTER ONE      MATURING AFTER FIVE          MATURING
                                      WITHIN ONE YEAR      BUT WITHIN FIVE YEARS   BUT WITHIN TEN YEARS        OVER TEN YEARS
                                 -----------------------  ----------------------- ----------------------   ---------------------
                                    AMOUNT      YIELD      AMOUNT        YIELD      AMOUNT       YIELD       AMOUNT      YIELD
AVAILABLE-FOR-SALE
 U.S. Treasury and other U.S.
   government agencies and
    corporations and MBS         $  2,201,555   6.12%    $ 1,023,146     7.01%   $  1,446,170    6.80%      $  303,573   6.98%
 States and political
    subdivisions                       36,585   5.68%              -     0.00%              -    0.00%               -   0.00%
 Other securities (1)                       -   0.00%              -     0.00%              -    0.00%          73,875   6.00%
                                   ----------            -----------             ------------               ----------
         Total                   $  2,238,140   6.11%    $ 1,023,146     7.01%   $  1,446,170    6.80%      $  377,448   6.78%
                                   ----------            -----------             ------------               ----------
                                   ----------            -----------             ------------               ----------

------------------
(1) Security does not have a maturity date and is included in over ten years column.

LOAN PORTFOLIO

     During 1997, total loans increased by approximately $118,450,000 from $1,544,990 at December 31, 1996 to $119,995,205 at December 31, 1997. For the
years 1993 through 1996, total loans were in the range of $1.5 to $1.9 million. At December 31, 1997 and 1996, net loans accounted for 80.9% and 7.8%, respectively, of total assets. The growth in the loan portfolio during 1997 was primarily attributable to previously discussed change of ownership of the Company and the Bank, the change in management following completion of the Acquisition and, as a result of such management change, the Bank's renewed emphasis in lending as an important function of the Bank and recognition of the importance of loans in the overall asset mix of the Bank.

     Prior management of the Bank generally limited loans to selected commercial and consumer installment loans, which portfolio of loans comprised less than 10% of total average assets. The Bank conducted limited real estate lending, due primarily to the stagnant economy in the Bank's primary market, and agricultural loans were made only on a exceptional basis. During 1997, however, the Bank relocated to the larger and more economically viable Amarillo market, and new management changed the Bank's lending philosophy to be more closely resemble a traditional commercial banking business. In order to accomplish its goal of growing the Bank's loan portfolio, management hired nine experienced loan officers in 1997, primarily from one competing financial institution in Amarillo. These loan officers were successful in generating new business from existing customers of the Bank as well as generating new customer relationships for the Bank. As a result, at December 31, 1997, loans represented approximately 62% of total average assets, as compared to less than 10% of total average assets at December 31, 1996. Although taking an aggressive posture in growing the loan portfolio, management was careful to build a portfolio consistent with the underwriting parameters set forth in the Bank's loan policy. Accordingly, management believes that the significant growth in the Bank's loan portfolio during 1997 has been achieved without relaxing credit underwriting policies.

     Growth in the loan portfolio, as discussed above, also resulted in a significant change in the portfolio mix. The loan portfolio in 1996 consisted primarily of commercial loans (representing approximately 36% of total loans) and installment loans (representing approximately 53% of total loans). With the change in philosophy as described above, agribusiness and real estate lending activity increased from 0% and 11% of the loan portfolio, respectively, at December 31, 1996, to approximately 13% and 29% of total loans, respectively, at December 31, 1997. The mix of commercial loans remained relatively stable as a percent of the loan portfolio during the period from December 31, 1996 to December 31, 1997. Even though the total amount of installment loans increased by $23,536,709 from $822,872 at December 31, 1996 to $24,359,581 at December 31,
1997, the mix of installment loans in the loan portfolio declined from approximately 53% at December 31, 1996 to approximately 20% of total loans at December 31, 1997, as a result of increased activity in other components to the portfolio described above.

     The amount of loans outstanding at the indicated dates are shown in the following table according to type of loans:

                                                                      DECEMBER 31,
                         ---------------------------------------------------------------------------------------------------------
                                 1997                 1996                  1995                   1994                   1993
                         ---------------------  ------------------------------------------- ---------------------- ---------------
                                       % of                   % of                  % of                   % of               % of
                           Amount      Total    Amount        Total   Amount        Total    Amount        Total    Amount    Total
                           ------      -----    ------        -----   ------        -----    ------        -----    ------    -----
Commercial              $ 45,901,834     38%    $   53,641     36%    $  480,177     25%    $  298,018     20%    $  346,875    23%

Agriculture               15,381,803     13             --     --        575,000     30             --     --             --    --

Real Estate
  Commercial              16,282,655     14         54,321      4        124,772      6        105,373      7         76,675     5
  1-4 single family       18,069,332     15        114,156      7        139,453      7        352,634     24        313,583    21

Installment loans to
individuals               24,359,581     20        822,872     53        611,210     32        711,905     49        799,790    51
                        ------------    ---     ----------    ---     ----------    ---     ----------    ---     ----------   ---
          Total         $119,995,205    100%    $1,544,990    100%    $1,930,612    100%    $1,467,930    100%    $1,536,922   100%
                        ------------    ---     ----------    ---     ----------    ---     ----------    ---     ----------   ---
                        ------------    ---     ----------    ---     ----------    ---     ----------    ---     ----------   ---

     The following table shows the maturity analysis of loans outstanding as of December 31, 1997. Also provided are the amounts due after one year classified according to the sensitivity to changes in interest rates:

                                             MATURING AFTER
                         MATURING WITHIN       ONE BUT           MATURING AFTER
                           ONE YEAR         WITHIN FIVE YEARS      FIVE YEARS
                         ---------------    -----------------    --------------
Loans:
     Individuals          $14,455,932          $ 5,756,545         $ 4,002,581
     Commercial            31,775,802           11,855,694           2,270,339
     Real Estate           10,621,945           13,057,928          10,816,635
     Agricultural          14,066,971            1,269,835              44,997
                         ---------------    -----------------    --------------
Total                     $70,920,650          $31,940,003         $17,134,552
                         ---------------    -----------------    --------------
                         ---------------    -----------------    --------------

                                                             MATURING AFTER
                                         MATURING WITHIN       ONE BUT           MATURING AFTER
                                           ONE YEAR         WITHIN FIVE YEARS      FIVE YEARS
                                         ---------------    -----------------    --------------
Loans with:
     Predetermined interest rates          $14,341,052         $15,902,283         $10,711,575
     Floating or adjustable interest
       rates                                56,579,598          16,037,720           6,422,977
                                         ---------------    -----------------    --------------
Total                                      $70,920,650         $31,940,003         $17,134,552
                                         ---------------    -----------------    --------------
                                         ---------------    -----------------    --------------

     The Bank has no specific policies regarding "rollover" of short-term loans in its portfolio. Although some loans are expected to be renewed at maturity, the Bank evaluates each maturing loan on a case-by-case basis to determine whether the loan should be renewed or whether the borrower should be requested to pay-off the loan at maturity. The Bank is unable to reasonably estimate the dollar amount of loans maturing during 1998 which may be ultimately be renewed.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

     The following table summarizes the Bank's loan loss experience for each of the last five years ended December 31:

                                         1997         1996       1995        1994       1993
                                      ----------    --------   --------    --------  ----------
BALANCE OF ALLOWANCE FOR LOAN
  LOSSES AT THE BEGINNING OF YEAR     $   45,200    $ 22,574   $ 36,605    $ 55,381  $   50,325

CHARGE-OFFS
  Commercial                                   -       3,826      1,000           -           -
  Real estate construction                     -           -          -          24           -
  Real estate mortgage                         -           -          -           -           -
  Installment                              5,144           -      6,816       2,688       5,593
  Agricultural                                 -      79,001          -           -           -
                                      ----------    --------   --------    --------  ----------
         Total loan charge-offs            5,144      82,827      7,816       2,712       5,593
                                      ----------    --------   --------    --------  ----------

RECOVERIES
  Commercial                          $    7,906    $    396   $ 71,062    $ 25,507  $   50,924
  Real estate construction                     -           -          -      28,000       3,500
  Real estate mortgage                         -           -          -
  Installment                                456       8,054      1,686       1,429      11,225
                                      ----------    --------   --------    --------  ----------
         Total loan recoveries             8,362       8,450     72,748      54,936      65,649
                                      ----------    --------   --------    --------  ----------

NET RECOVERIES (CHARGE-OFFS)               3,218     (74,377)    64,932      55,224      60,056

PROVISION CHARGED (CREDITED)
  TO OPERATIONS                        2,700,000      97,003    (79,963)    (70,000)     (55,000)
                                      ----------    --------   --------    --------  ----------

BALANCE AT END OF YEAR                $2,748,418    $ 45,200   $ 22,574    $ 37,605  $    55,381
                                      ----------    --------   --------    --------  ----------
                                      ----------    --------   --------    --------  ----------

RATIO OF NET CHARGE-OFFS DURING
  THE PERIOD TO AVERAGE LOANS -
  OUTSTANDING DURING THE PERIOD             0.00%       4.30%      4.37%       3.49%        3.79%
                                      ----------    --------   --------    --------  ----------
                                      ----------    --------   --------    --------  ----------

     Risk elements include accruing loans past due ninety days or more, nonaccrual loans, and loans which have been restructured to provide a reduction or deferral of interest or principal for reasons related to the debtors financial difficulties, potential problem loans and loan concentrations.

     The following table summarizes the Bank's nonaccrual, past due and restructured loans for the years ended December 31:

                                        1997           1996          1995             1994          1993
                                     ----------     ----------     ----------      ----------    ----------
LOANS ACCOUNTED FOR ON A
  NONACCRUAL BASIS
  Commercial                         $        -     $        -     $        -      $        -    $       -
  Real estate construction                    -              -              -               -            -
  Real estate mortgage                        -              -              -               -            -
  Installment                                 -              -              -               -            -
  Agricultural                                -              -              -               -            -
                                     ----------     ----------     ----------      ----------    ----------
         Total                       $        -     $        -     $        -      $        -    $       -
                                     ----------     ----------     ----------      ----------    ----------
                                     ----------     ----------     ----------      ----------    ----------


ACCRUING LOANS WHICH ARE PAST DUE
  90 DAYS OR MORE
  Commercial                         $        -     $        -     $        -     $         -    $        -
  Real estate construction                    -              -              -               -             -
  Real estate mortgage                        -         63,864              -               -             -
  Installment                                 -          6,178              -               -             -
  Agricultural                                -              -              -               -             -
                                     ----------     ----------     ----------      ----------    ----------
         Total                       $        -     $   70,042     $        -     $         -    $        -
                                     ----------     ----------     ----------      ----------    ----------
                                     ----------     ----------     ----------      ----------    ----------

     At December 31, 1997, the Bank had no foreign loans outstanding and no loan concentrations, except for those indicated in the first table under "Loan Portfolio," exceeding 10 percent of total loans.

     Management believes all material restructured loans have been identified based upon the Bank's loan data system and management's awareness of the loan files and customer contact.

     The Company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem credits. Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable, but which may or may not be valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the loan-loss allowance will not be required. Activity in the allowance for loan losses for 1997, 1996 and 1995 had a significant impact on earnings.

     Additions to the allowance for loan losses, which are recorded as the provision for loan losses on the Company's statements of earning, are made periodically to maintain the allowance at an appropriate level based on management's analysis of the potential risk in the loan portfolio. The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan-loss experience, the amount of loan losses actually charged off or recovered during a given period, and current and anticipated economic conditions. The Company believes that it is conservative in the identification and charge off of problems and in certain instances, the Company has received recoveries on loans that were previously charged off.

     At December 31, 1997, 1996 and 1995, the allowance for loan losses was $2,748,418, $45,200 and $22,574, respectively, which represented 2.29% 3.09% and
1.21% of outstanding loans
at those respective dates. This compares to peer group percentages of the allowance for loan losses to outstanding loans of 1.47% 1.74% and 1.70% for 1997, 1996 and 1995, respectively.

     During 1997, the Company recorded a provision for loan losses of $2,700,000. The provision was made in connection with the $115,683,550 increase in the loan portfolio from $1,544,990 to $119,995,205, an increase of 8,154.1%. The increase in loans is primarily attributable to the change in ownership and an aggressive posture taken by management to grow the Company. During the year, the Company hired nine new, experienced loan officers who were successful in originating many loans.

     Determination of the Company's amount of the provision for loan losses during 1997 was somewhat unique. Prior management of the Company generally limited its lending activity to commercial and consumer installment loans, and the loan portfolio constituted less than 10% of average total assets of the Bank. Because of significant growth in the loan portfolio during 1997, new management believed that the allowance for loan losses should grow also. Determining an appropriate level of allowance for loan loss and provision for loan loss was unique because, given management's decision to offer a broader range of loan products and to deploy more of the Bank's assets in loans, the Company had no relevant historical loss history to benchmark against. Accordingly, management made a subjective determination of the proper level of allowance based on collective banking experiences, knowledge of the market and conditions, comparison to other peers, and an intentional effort to be conservative during this growth phase. Management believes that appropriate underwriting practices were adhered to in the origination of new loans during 1997, and although the Company had no impaired, potential problem, or nonperforming loans at December 31, 1997, management recognizes that losses are often inherent in the lending process. Accordingly, management believes that loan losses should be provided for as the loan portfolio grows, even if specific problem loans are not yet identified. Management is also concerned that, while economic conditions are currently good, it is possible for such conditions to change in the foreseeable future and that making conservative provisions was prudent. Determination of an appropriate allowance is subjective in nature and may be adjusted in the near term because of changes in economic conditions or review by regulatory examiners. Management expects that appropriate, additional future provisions will be made as the loan portfolio grows.

     The risk elements in the Company's loan portfolio are similar to those in the loan portfolios of other comparable commercial banks within the Bank's lending area and are discussed in detail under the caption "GENERAL--Lending Activities--Risk Elements." Management made a subjective determination of the proper level of the allowance for loan losses by considering each of these risk elements as well as drawing from their collective banking experiences and knowledge of the market in which the Company operates, an evaluation of overall economic conditions, comparison of the loan portfolio composition in relation to other peer banks, and an intentional effort to be conservative during the Bank's significant growth phase. After considering all of these factors, management determined that an allowance of $2,748,418 (representing 2.29% of outstanding loans) was appropriate. This level of the allowance for loan losses expressed as a percent of outstanding loans at December 31, 1997 (2.29%) is comparable to the Company's level of allowance for loan losses of 3.09% of outstanding loans at December 31, 1996.

     During 1996, the Company recorded a provision for loan losses of approximately $97,000. In the first quarter of 1996, information came to light during an FDIC regulatory exam of the Bank regarding a certain $175,000 loan participation, and the Company recorded a provision of approximately $19,000 related to such participation. Subsequent to March 31, 1996, the loan participation continued to deteriorate and additional provisions of approximately $60,000 were made. In late fiscal 1996, a settlement payment of $52,000 was received and the remaining outstanding balance of approximately $79,000 was charged off.

     In fiscal year ended December 31, 1995, a credit provision to the allowance for loan losses of $(79,963) was recognized. During 1995, the Company received approximately $72,000 on a loan that had previously been charged off. After this recovery, the Company reduced the allowance for loan loss to management's best estimate of the adequacy of such allowance to absorb possible losses on existing loans based on an assessment of general loan-loss risk and asset quality as described above.

     The allowance for loan losses is not specifically allocated among the various categories of loans in the portfolio, and management is unable to predict with any degree of certainty the anticipated amount of charge-offs by loan category that may occur in 1998.

     At December 31, 1997, 1996 or 1995, there were no significant impaired loans or loans delinquent greater than 90 days.

     Accrual of interest is discontinued on loans when management believes, after considering economic and business conditions and collection efforts, that a borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. At the time a loan is placed in nonaccrual status, all interest which has been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

     Management's policy is to charge-off loans when it determines that the outstanding principal on the loan is considered uncollectible. Loans charged-off do not necessarily mean that a loan has absolutely no recovery or salvage value; rather when management decides to charge off a loan, management has determined that it is no longer practical or desirable to defer writing off the loan even though partial recovery may eventually be effected in the future.

     Charge-offs during the period from 1993 to 1997 arose primarily because of the charge-off of a single loan in a principal amount of approximately $79,000 during 1996. As previously noted in this section, this problem loan both came to light and was charged-off during the 1996 year. Therefore, no associated nonaccrual loan was reported at the beginning or end of 1996. The remaining charge-offs during this period related to small consumer loans and were not deemed material to the financial condition of the Company.

     POTENTIAL PROBLEM LOANS. A potential problem loan is one in which management has serious doubts about the borrower's future performance under the terms of the loan contract. These loans are current as to principal and interest and, accordingly, they are not included in nonperforming assets categories. At December 31, 1997, the Company had no material loans considered by management to be potential problem loans. The level of potential problem loans is one factor to be used in the determination of the adequacy of the allowance for loan losses.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

     DEPOSITS. Average total deposits were $42,234,780, $16,529,450 and $16,647,797 during 1997, 1996 and 1995, respectively. Average interest-bearing deposits were $30,340,761 in 1997 as compared to $13,626,215 in 1996 and $13,579,386 in 1995.

     The average daily amount of deposits and rates paid on savings deposits is summarized for the periods indicated in the following table.

                                      YEAR ENDED             YEAR ENDED              YEAR ENDED
                                   DECEMBER 31, 1997      DECEMBER 31, 1996       DECEMBER 31, 1995
                                  -------------------    --------------------   --------------------
                                     AMOUNT      RATE       AMOUNT      RATE       AMOUNT      RATE
                                  -----------    -----   -----------    -----   -----------    -----
DEPOSITS
  Noninterest-bearing demand      $11,894,019    0.00%   $ 2,903,235    0.00%   $ 3,068,411    0.00%
  Interest-bearing demand           7,244,335    2.66%     4,857,209    2.72%     4,936,488    2.69%
  Money market deposits             5,005,414    3.21%       978,617    2.99%       959,928    3.00%
  Other savings deposits            1,282,500    2.77%     1,101,010    2.73%     1,167,087    2.70%
  Time deposits                    16,808,512    5.18%     6,689,379    4.84%     6,515,883    4.62%
                                  -----------            -----------            -----------

      Total                       $42,234,780            $16,529,450            $16,647,797
                                  -----------            -----------            -----------
                                  -----------            -----------            -----------

           Maturities of time certificates of deposits of $100,000 or more outstanding as of December 31, 1997, are summarized as follows:

            3 months or less                               $14,618,138
            Over 3 months through 6 months                   4,326,805
            Over 6 months through 12 months                  6,560,936
            Over 12 months                                     100,000
                                                           -----------
                                                           $25,605,879
                                                           -----------
                                                           -----------

     There were no deposits by foreign depositors at December 31, 1997, 1996 or 1995.

SIGNIFICANT FINANCIAL RATIOS

     The following table sets forth consolidated operating and capital ratios for 1997, 1996 and 1995:

                                                 1997        1996       1995
                                                 ----        ----       ----

Return on average assets                       (3.57)%       0.21%      1.11%
Return on average equity                      (15.13)%       1.90%     10.86%
Average equity to average asset ratio          23.59 %      10.96%     10.17%
Dividend payout ratio to net income             0.00 %       0.00%      0.00%

     The decline in return on average assets and average equity from 1996 to 1997 is primarily attributable to an increased loan loss provision which is more fully discussed on page 28 under the caption "Other Operating Income and Expense". The provision for loan losses in 1996 was approximately $97,000 in comparison to the 1997 provision of $2,700,000. The larger provision in 1997 was made in connection with the substantial growth in the loan portfolio of approximately $115 million (representing an increase of 8,154% over the prior year). With the aforementioned growth in loans in 1997, management believed that the allowance for loan losses should grow also. Accordingly, management made a subjective determination of the allowance based on their banking experience and knowledge, comparison to other peers, and an intentional effort to be conservative. Management expects that appropriate, additional future provisions will be made as the loan portfolio grows.

BORROWED FUNDS

     The Company had no borrowed funds at December 31, 1997, 1996 or 1995.

CAPITAL

     The cornerstone of the Company's capital structure is its common stock, which represents 100% of total capitalization at December 31, 1997. The Company's equity base was strengthened significantly during 1997 through the issuance of common stock in an intra-state offering to bona fide residents of the State of Texas completed on August 31, 1997. The Company raised approximately $40 million in new capital in this offering. Additional details regarding the common stock offering are set forth in Item 11 to this Registration Statement on Form 10. The cash raised from the stock offering was used primarily to increase the capital base of the Bank in order to support physical expansion of the Bank and significant growth in the Bank's loan portfolio during the later part of 1997. Additional information regarding the Bank's physical expansion is set forth under the caption "BUSINESS -- General -- Change in Management and Competitive Focus", and additional information regarding growth of the Bank's loan portfolio is provided under the caption "Loan Portfolio" to this MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


     Dependency on such additional capital to support the significant loan growth was partially offset by the significant increase in the deposit base at the Bank during the latter part of 1997, which increased deposit base provided an additional source of funding loan growth. During the period from December 31, 1996 through December 31, 1997, average total deposits at the Bank increased $25,705,330, from $16,529,450 to $42,234,780, an increase of approximately 155.5%. Additional information regarding such growth in the deposit base is provided under the caption "Deposits and Other Interest-Bearing Liabilities" to this MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS. The combination of the Bank's increased deposit base coupled with the additional capital provided through the stock offering has been used to support the significant loan growth at the Bank following completion of the Acquisition.

     The Company and Bank are subject to various regulatory capital requirements administered by banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance- sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997 that the Company and Bank meet all capital adequacy requirements to which they are subject.

     The Company and the Bank exceeded their regulatory capital ratios, as set forth in the following table.


                               ANALYSIS OF CAPITAL

                                                                                                                   TO BE WELL
                                                                                                             CAPITALIZED UNDER
                                                                                      FOR CAPITAL        PROMPT CORRECTIVE ACTION
                                                              ACTUAL               ADEQUACY PURPOSES             PROVISIONS
                                                       AMOUNT        RATIO         AMOUNT      RATIO        AMOUNT          RATIO
                                                    ------------     ------     -----------    ------    -------------     -------

As of December 31, 1997
Total Capital (to Risk Weighted Assets):
        Tejas Bancshares, Inc.                     $ 39,412,000      31.17%    $ 10,116,000    >=8.0%         N/A
        The Bank                                     38,528,000      30.47%      10,116,000    >=8.0%    $ 12,645,000     >=10.0%
Tier I Capital (to Risk Weighted Assets):
        Tejas Bancshares, Inc.                     $ 37,817,000      29.91%   $   5,058,000    >=4.0%         N/A
        The Bank                                     36,933,000      29.21%       5,058,000    >=4.0%   $   7,587,000     >= 6.0%
Tier I Capital (to Average Assets):
        Tejas Bancshares, Inc.                     $ 37,597,000      28.98%   $   5,224,000    >=4.0%         N/A
        The Bank                                     36,969,000      28.31%       5,224,000    >=4.0%   $   6,530,000     >= 5.0%

As of December 31, 1996
    Total Capital (to Risk Weighted Assets):
        Tejas Bancshares, Inc.                    $   2,101,000       51.5%         326,000    >=8.0%         N/A
        The Bank                                      2,044,000       50.1%         326,000    >=8.0%         408,000     >=10.0%
Tier I Capital (to Risk Weighted Assets):
        Tejas Bancshares, Inc.                    $   2,056,000       50.4%         163,000    >=4.0%         N/A
        The Bank                                      1,999,000       49.0%         163,000    >=4.0%         245,000     >= 6.0%
Tier I Capital (to Average Assets):
        Tejas Bancshares, Inc.                    $   2,056,000       11.0%         747,000    >=4.0%         N/A
        The Bank                                      1,999,000       10.7%         747,000    >=4.0%         934,000     >= 5.0%


                                       41

     The Company currently does not have any material commitments for capital expenditures, and the Company has no present intention to pay dividends on its common stock. Given the Company's strong capital ratios as expressed in the preceding table, management believes the Company's capital structure is adequate to support continued growth of the Company and the Bank in the near future.

LIQUIDITY MANAGEMENT

     Liquidity management involves monitoring the Company's sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a Company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control.

     The Company has maintained a level of liquidity that is adequate to provide the necessary cash requirements. The Company's funds-sold position, its primary source of liquidity, averaged $8,150,000 during the year ended December 31, 1997. Management also has lined up potential purchasers of loans as a tool to maintain liquidity. The Company has numerous loan participations with other parties, primarily financial institutions. Loan participations are common commercial banking arrangements whereby the Company sells, on a nonrecourse basis, a portion of a loan to another party or parties. These arrangements spread the risk between or among the parties and provides liquidity to the Company while reducing its risk. Although no formal agreements or commitments exist, management believes that additional loan participations in the range of $75 million to $80 million could readily be sold for liquidity purposes, if necessary. Management regularly reviews the liquidity position of the Company and has implemented internal policies which establish guidelines for sources of asset-based liquidity. Management believes that the continued growth in the deposit base, will enable the Company to meet its long-term liquidity needs.

INTEREST-RATE RISK SENSITIVITY

     The largest component of the Company's net income is derived from the spread between yields on interest-earning assets and the cost of interest-bearing liabilities. In a changing interest rate environment this spread can widen or narrow depending on the relative repricing and maturities of interest-earning assets and interest-bearing liabilities. It is the Company's general policy to reasonably match the rate sensitivity of its assets and liabilities in an effort to prudently manage interest-rate risk. To accomplish this, the Company monitors its interest-rate sensitivity, or risk, and matching more closely the cash flows and effective maturities or repricings of its interest-sensitive assets and liabilities.

     Interest rate sensitivity is a function of the repricing characteristics of the Company's portfolio of assets and liabilities. These repricing characteristics are the time frames at which interest-earning assets and interest-bearing liabilities are subject to changes in interest rates either at repricing, replacement or maturity. Sensitivity is measured as the difference between the volume of assets and liabilities in the Company's current portfolio that are subject to repricing in future time periods. The differences at any given point in time is referred to as the interest sensitivity "gap" and is usually calculated separately for various segments of time and on a cumulative basis. Any excess of assets or liabilities results in an interest sensitivity gap. A positive gap denotes net asset sensitivity and a negative gap represents net liability sensitivity. An institution is considered to have a negative gap if the amount of interest-bearing liabilities maturing or repricing within a specified time period exceeds the amount of interest-earning assets maturing or repricing within the same period. If more interest-earning assets than interest-bearing liabilities mature or reprice within a specified period, then the institution is considered to have a positive gap. Accordingly, in a rising interest rate environment in an institution with a negative gap, the cost of its rate sensitive liabilities would theoretically rise at a faster pace than the yield on its rate sensitive assets, thereby diminishing future net interest income. In a falling interest rate environment, a negative gap would indicate that the cost of rate sensitive liabilities would decline at a faster pace than the yield on rate sensitive assets and improve net interest income. For an institution with a positive gap, the reverse would be expected.

     The Company has sought to increase the sensitivity of its assets to changing interest rates by emphasizing shorter term and/or adjustable rate loans. The Company also originates fixed-rate mortgage loans, which are generally sold in the secondary market. The Company manages the maturity and repricing characteristics of its liabilities and has sought to keep the interest sensitivity of its liabilities short by emphasizing shorter term deposits.

     The following table presents rate-sensitive assets and rate-sensitive liabilities as of December 31, 1997, which mature or reprice in each of the time periods shown. Except for the effects of prepayments, the table presents principal cash flows from payments, maturity or repricing. This table does not necessarily indicate the impact of general interest rate movements on the Company's net interest income because the repricing of certain categories of assets and liabilities is subject to competitive and other pressures beyond the Company's control. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may, in fact, mature or reprice at different times and at different volumes.

                                                           December 31, 1997
                                                        (Dollars in thousands)

                                               3 Months         3 Months         1 Year
ASSETS SUBJECT TO INTEREST RATE                 or Less         to 1 Year      to 3 Years
-------------------------------                 -------         ---------      ----------

ADJUSTMENT
Loans
    Combined - fixed rate projected
    payments, floating rate by
    repricing interval                        $80,702,246      $9,271,000     $ 5,481,564

Investments
    Combined - fixed rate by maturity,
    floating rate by repricing interval,
    and projected payments
                                                1,020,485       3,293,936         420,400

Federal Funds Sold                              3,400,000              --              --
                                              -----------     -----------     -----------

    Total                                     $85,122,731     $12,564,936     $ 5,901,964
                                              -----------     -----------     -----------
                                              -----------     -----------     -----------

    Cumulative                                $85,122,731     $97,687,667    $103,589,631

LIABILITIES SUBJECT TO INTEREST RATE
ADJUSTMENT
NOW Accounts                                 $ 7,354,840              --              --
Super NOW Accounts                             5,973,686              --              --
Money Market Accounts                         15,154,993              --              --
Savings Accounts                               1,941,910              --              --

Certificates of Deposit                       19,404,239      18,266,694         887,680
                                             -----------     -----------     -----------

    Total                                    $49,829,668     $18,266,694     $   887,680
                                             -----------     -----------     -----------
                                             -----------     -----------     -----------
    Cumulative                               $49,829,668     $68,096,362     $68,984,042

Gap (Net Position of Assets (Liabilities)    $35,293,063     $(5,701,758)    $ 5,014,283

Cumulative Gap                               $35,293,063     $29,591,305     $34,605,588

Rate Sensitive Assets as % of Rate
    Sensitive Liabilities (Cumulative)
                                                  170.83%         143.46%         150.16%



                                                3 Years        5 Years             Over
ASSETS SUBJECT TO INTEREST RATE                to 5 Years     to 15 Years        15 Years         Total
-------------------------------                ----------     -----------        --------         -----
ADJUSTMENT
Loans
    Combined - fixed rate projected
    payments, floating rate by
    repricing interval                        $ 7,079,396     $16,217,846     $ 1,243,154    $119,995,206

Investments
    Combined - fixed rate by maturity,
    floating rate by repricing interval,
    and projected payments
                                                        0          79,871         270,212       5,084,904

Federal Funds Sold                                     --              --              --       3,400,000
                                              -----------     -----------     -----------    ------------

    Total                                     $ 7,079,396     $16,297,717     $ 1,513,366    $128,480,110
                                              -----------     -----------     -----------    ------------
                                              -----------     -----------     -----------    ------------

    Cumulative                               $110,669,027     $126,966,743    $128,480,110

Liabilities Subject to Interest Rate
Adjustment
NOW Accounts                                          --               --               --     $7,354,840
Super NOW Accounts                                    --               --               --      5,973,686
Money Market Accounts                                 --               --               --     15,154,993
Savings Accounts                                      --               --               --      1,941,910

Certificates of Deposit                                0                0                0     38,558,613
                                            ------------     ------------     ------------    -----------

    Total                                   $          0     $          0     $          0    $68,984,042
                                            ------------     ------------     ------------    -----------
                                            ------------     ------------     ------------    -----------

    Cumulative                              $ 68,984,042     $ 68,984,042     $ 68,984,042

Gap (Net Position of Assets (Liabilities)   $  7,079,396     $ 16,297,717     $  1,513,366    $ 59,496,067

Cumulative Gap                              $ 41,684,984     $ 57,982,701     $ 59,496,067

Rate Sensitive Assets as % of Rate
    Sensitive Liabilities (Cumulative)
                                                  150.16%          160.43%          184.05%         186.25%

     As shown by the table, at December 31, 1997, the maturities of the Company's interest-bearing assets extend over 15 years, while its interest-bearing liabilities generally mature in less than one-year. Also, the Company's interest-bearing assets significantly exceed its interest bearing liabilities (a positive gap). Accordingly, a rising interest rate environment would positively effect the

Company's net interest margin and a falling interest rate environment would negatively effect the Company's net interest margin.

       A static gap report consists of an inventory of the dollar amounts of assets and liabilities that have the potential to mature or reprice within a particular period. It does not consider the probability that potential maturities or repricings of interest-sensitive accounts will occur, or to what extent. Accordingly, although the table provides an indication of the Company's gap position at a particular point in time, such measurements are not intended to and do not provide a forecast of the effect of changes in market interest rates on the Company's gap position and may differ from actual results after December 31, 1997.

IMPACT OF INFLATION

       Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company and the Bank are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance than do the effects of changes in the general rate of inflation and change in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

YEAR 2000 ISSUES

       The Company is in the process of addressing the possible exposures related to the impact of the Year 2000 and is conducting a risk assessment regarding how these issues will affect the operation of the Company and the Bank. The Company's critical hardware and software applications are supported by outside vendors with which the Company maintains continuing discussions regarding Year 2000 compliance. Certain critical applications have already been updated as Year 2000 compliant, with the balance of critical applications scheduled to be updated by the end of 1998. As most of the critical software is purchased from vendors which have either already begun to make the necessary changes or will be doing so over the next year, the Company is concentrating its efforts on initial testing of Year 2000 complaint systems.

       During 1998, the Company will continue to assess its readiness for the Year 2000 by forming a Year 2000 Committee to continue ongoing evaluation of critical software and hardware applications and to expand the risk assessment to include and evaluation of suppliers of goods and services and the Bank's lending function. The Company is also developing contingency plans should one or more suppliers of goods and services to the Company fail to meet their respective Year 2000 compliance goals. Critical applications that are not compliant will be replaced.

       While internal staff will be assigned to evaluate and test systems and applications, the Company anticipates that it may utilize outside resources to test certain hardware and software applications for compliance with Year 2000 issues. The estimated cost of compliance, including reassignment of existing staff and outside consulting fees, is not anticipated to be material to the Company's financial condition in any single year.

FORWARD-LOOKING INFORMATION

       The statements contained in this Form 10 that are not historical facts, including, but not limited to, certain statements found in "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements that involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements in this Registration Statement could differ materially from those stated in such forward- looking statements. Among the factors that could cause actual results to differ materially are: general economic conditions, competition, government regulations and possible future litigation, as well as the risks and uncertainties discussed in this Form 10, including, without limitation, the portions referenced above.

ITEM 3.  PROPERTIES

       The Company's executive and administrative offices are located at 905 South Fillmore, in Amarillo, Texas. The Company has executed two leases with an unaffiliated third party for this location, one for approximately 5,600 square feet on the seventh floor which is used for the Company's and the Bank's executive and administrative offices, and one for approximately 2,100 square feet on the ground floor, which is used for retail banking transactions. These leases generally expire in June 2004, and provide for rent escalations tied to either increases in the lessor's operating expenses or fluctuations in the consumer price index in the relevant geographic market. The term of these leases may be renewed through June 2012. In addition to the main office, the Bank maintains four (4) full-service branch offices located in Amarillo (2 branches), Dalhart and Fritch, Texas.

AMARILLO, TEXAS

       As described above, the Bank's main retail office is located on the first floor of a seven-story office complex at 905 South Fillmore in downtown Amarillo, Texas. The Bank leases approximately 7,700 square feet of office space from an unaffiliated third party. This location offers a walk-in lobby, but does not offer drive-in lanes.

       On February 2, 1998 and February 17, 1998, respectively, the Bank opened two (2) de novo, full-service branches in commercial areas of Amarillo, Texas. One branch is located at the approximate intersection of U.S. Interstate 40 and Washington Street and is highly visible to traffic traveling nearby. The other branch is located at the approximate intersection of 34th Avenue and Bell Street, also in a highly visible location. The Bank constructed and owns each branch building and leases the ground space from unaffiliated third parties. Each stand-alone branch facility is approximately 2,500 square feet and has five
(5) drive-through lanes and one walk-up automated teller machine.

DALHART, TEXAS

       On October 15, 1997, the Bank opened a de novo, full-service branch at 1723 Tennessee in Dalhart, Texas. The Dalhart branch, which offers four (4) drive-through lanes and one drive-up automated teller machine, is located within a strip shopping center in the business district of Dalhart, Texas and is surrounded by other commercial businesses. This branch facility, which occupies approximately 5,500 square feet, is leased from an unaffiliated third party. The initial term of the lease is scheduled to expire in October 2002, but may be renewed through October 2012.

FRITCH, TEXAS

       The Fritch, Texas branch of the Bank is located at 102 West Broadway (Highway 136) in downtown Fritch, Texas. This branch facility consists of a one-story brick building (approximately 3,230 square feet) with three (3) drive-through lanes and one drive-up automated teller machine. The Fritch branch facility is owned by the Bank.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

COMMON STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

       The following table sets forth information as of March 24, 1998, regarding the number of shares of the common stock, par value $1.00 per share (the "Common Stock") of the Company beneficially owned by all directors and executive officers of the Company. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the holder living in such person's home, as well as shares, if any, held in the name of another person under an arrangement whereby the holder can vest title in himself at once or at some future time. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of the Common Stock shown as beneficially owned by them. Percentage ownership is based on 13,333,334 shares of Common Stock issued and outstanding as of March 24, 1998.

                                     COMMON STOCK         PERCENT OF
            NAME                  BENEFICIALLY OWNED     COMMON STOCK
           ------                --------------------   --------------

     William H. Attebury             302,855(1)              2.27%

     Danny H. Conklin                 63,634                 0.48%

     Wales H. Madden, Jr              70,301(2)              0.53%

     Jay O'Brien                     151,810(3)              1.14%

     Donald E. Powell                364,897                 2.74%

    All executive officers and
    directors as a group:
    (5 persons)                      953,497                 7.15%
----------------------------

(1) Includes 151,508 shares owned by the Attebury Family Partnership of which Mr. Attebury is the Managing partner with respect to which shares Mr. Attebury exercises voting and investment authority, and an aggregate of 45,896 shares held by Mr. Attebury as custodian for eight of his grandchildren (5,737 shares held for the benefit of each of the eight grandchildren) with respect to which shares Mr. Attebury exercises voting and investment authority.
(2) Includes 3,334 shares held in the Wales H. Madden IV Trust, of which Mr. Madden serves as trustee, 3,334 shares held in the S. Hamilton Madden Trust, of which Mr. Madden serves as trustee, and 63,633 shares owned by Gore

     Creek Capital, Ltd., of which Mr. Madden is a limited partner and exercises shared voting and investment authority with respect to such shares.
(3) Includes 117,267 shares held in the Jay O'Brien Pension Trust. Does not include 15,153 shares owned by Mr. O'Brien's spouse as separate property, with respect to which Mr. O'Brien disclaims beneficial ownership.

PRINCIPAL HOLDERS OF COMMON STOCK

     To the best of the Company's knowledge, no shareholder beneficially owns five percent (5%) or more of the outstanding shares of the Common Stock.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The following table lists the executive officers and directors of the Company and the positions they hold with the Company and with the Bank. Persons who hold positions with the Bank may be deemed to be executive officers of the Company even though they do not hold positions with the Company itself. Directors of the Company and the Bank hold office for a term of one year or until their successors are duly elected and have qualified. Executive officers of the Company are elected by the Company's Board of Directors at the Company's annual meeting and hold office until the next annual meeting of the Company's Board of Directors or until their respective successors are duly elected and have qualified. The President of the Bank is elected by the Bank Board at the Bank's annual meeting and holds office until the next annual meeting of the Bank Board or until successor is duly elected and has qualified.


         Name            Age      Position with the Company   Position with the Bank
         ----            ---      -------------------------   ----------------------

Donald E. Powell          56      Chairman of the Board,      Chairman of the Board,
                                  President and Chief         President and Chief
                                  Executive Officer           Executive Officer
William H. Attebury       69      Director                    Director
Danny H. Conklin          63      Director                    Director
Wales H. Madden, Jr       70      Director                    Director
Jay O'Brien               53      Director                    Director

       Except for Danny H. Conklin who serves as a director of New Century Energies, Inc. and Parallel Petroleum Company, none of the directors of the Company hold other directorships in a company, or have been nominated to become a director in a company, with a class of securities registered pursuant to
Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or subject to the requirements of Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940.

EXPERIENCE

       The following is a brief description of each of the executive officers and directors of the Company and the Bank, the positions they hold, and a description of the principal occupations and business experience of each of them during the past five years. Unless otherwise indicated, the principal occupation listed for a person has been that person's occupation for at least the past five years.

       DONALD E. POWELL. (56) Prior to acquiring a controlling interest in the Company in May 1997, Mr. Powell served as Chairman of the Board, President and Chief Executive Officer of Boatmen's First National Bank of Amarillo since March 1987, and in other capacities since July 1971. In February 1997, Mr. Powell voluntarily resigned from his position with Boatmen's First National Bank of Amarillo to pursue, among other things, the Acquisition. Mr. Powell currently serves as Chairman of the Board of Regents for the Texas A&M University System.

       WILLIAM H. ATTEBURY. (69) Mr. Attebury was formerly a director with Boatmen's First National Bank of Amarillo and served in that capacity from 1975 until February 1997 when he resigned. Mr. Attebury has served as a director of the Company and the Bank since June 25, 1997. Mr. Attebury's principal occupation is a private investor.

       DANNY H. CONKLIN. (63) Mr. Conklin was formerly a director with Boatmen's First National Bank of Amarillo and served in that capacity from 1983 until February 1997 when he resigned. Mr. Conklin has served as a director of the Company and the Bank since June 25, 1997. Mr. Conklin's principal occupation is a petroleum geologist.

       WALES H. MADDEN, JR. (70) Mr. Madden was formerly a director with Boatmen's First National Bank of Amarillo and served in that capacity from 1961 until February 1997 when he resigned. Mr. Madden has served as a director of the Company and the Bank since June 25, 1997. Mr. Madden is an attorney and a private investor.

       JAY O'BRIEN. (53) Mr. O'Brien was formerly a director with Boatmen's First National Bank of Amarillo from 1993 until February 1997 when he resigned. Mr. O'Brien has served as a director of the Company and the Bank since June 25, 1997. Mr. O'Brien's principal occupation is a cattleman.

       There are no family relationships among any of the executive officers or directors of the Company or the Bank. Executive officers are elected by the Board of Directors on an annual basis and serve at the discretion of the Board of Directors.

BOARD OF DIRECTORS

       The Company had 5 directors as of December 31, 1997. Directors of the Company are elected by the shareholders for a term of one year and until his or her successor is duly elected and qualified. In the event of any vacancy, the Board of Directors may fill such vacancy by vote of a majority of all the Directors then in office, though less than a quorum. Directors so elected shall serve for the unexpired term of their predecessors, and until their successor is duly elected and qualified, unless sooner displaced.

       Meetings of the Board of Directors are held regularly. The Board of Directors held seven meetings in 1997. During 1997, each of the Company's directors attended at least 75% of the aggregate of the total number of meetings of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

       The Board of Directors of each of the Company and the Bank currently do not have any committees.


ITEM 6.  EXECUTIVE COMPENSATION

       The following table sets forth the compensation paid by the Company and the Bank for the last three fiscal years to the Chief Executive Officer of the Company and the Bank. There were no other officers of the Company or the Bank who received compensation in excess of $100,000 during the last three fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                             Annual Compensation
                                                      -------------------------------
                                                                          Other Annual      All Other
    Name and Principal Position              Year      Salary      Bonus  Compensation    Compensation
    ---------------------------              ----      ------      -----  ------------    ------------
DONALD E. POWELL(1)                          1997      $     0      $0      $    0         $   337(4)
    President and Chief Executive            1996          N/A      N/A        N/A             N/A
    Officer of the Company and the Bank      1995          N/A      N/A        N/A             N/A

J.H. (BUSTER) HODGES(2)                      1997      $58,891      $0      $  936(3)      $     0
    President and Chief Executive            1996      $57,856      $0      $1,951(3)      $57,302(5)
    Officer of the Company and the Bank      1995      $56,540      $0      $2,415(3)      $     0

-----------------------

(1) Mr. Powell became President and Chief Executive Officer of the Company and the Bank upon completion of the Acquisition on May 23, 1997.
(2) Mr. Hodges retired from his position as President and Chief Executive Officer of the Company and the Bank upon completion of the Acquisition on May 23, 1997.
(3) Constitutes automobile allowance and insurance premiums paid by the Company of $458 in 1996 and $665 in 1995.
(4) Membership dues in Amarillo Club paid by the Company during 1997 ($48.11 per month).
(5) Constitutes cash surrender value of a life insurance policy previously owned and maintained by the Company and transferred to Mr. Hodges in anticipation of the Acquisition.

COMPENSATION OF DIRECTORS

       Directors of the Company and the Bank currently do not receive compensation to serve in such capacities.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

           No interlocking relationships exist between the Company's Board of Directors or officers responsible for compensation decisions and the board of directors or compensation committee of any company, nor has any such interlocking relationship existed in the past.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

INDEBTEDNESS OF MANAGEMENT

       Certain of the officers, directors and principal shareholders of the Company and the Bank, and their affiliates, have deposit accounts and other transactions with the Bank, including loans in the ordinary course of business. All loans or other extensions of credit made by the Bank to officers, directors and principal shareholders of the Company, the Bank and to affiliates of such persons were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with independent third parties and did not involve more than the normal risk taken by the lender or present other unfavorable features. The extensions of credit by the Bank to those persons have not, and do not currently, involve more than the normal risk of collectibility or present other unfavorable features. At December 31, 1997, the outstanding principal amount of indebtedness to the Bank owed by directors and executive officers and their affiliates, who were indebted to the Bank on that date, aggregated $10,550,806, which represented approximately 28% of the Bank's equity capital accounts. The Bank expects to continue to enter into transactions in the ordinary course of business on similar terms with officers, directors and principal shareholders of the Company, the Bank, and their affiliates.

       In addition to such lending relationships, some of the executive officers and directors of the Company, and some of their associates, have had transactions with the Bank in the ordinary course of business, including the following:

          1. A&S Steel Buildings, Inc. served as a contractor with respect to the construction of a branch of the Bank at 34th and Bell in Amarillo, Texas. William H. Attebury's son, W. A. Attebury, is the president and a shareholder of A&S Steel Buildings, Inc., owning approximately 45% of the stock, and William H. Attebury's other four children each owning approximately 7% of the stock of A&S Steel Buildings, Inc.

          2. Alpha Three Cattle Company, owned by William H. Attebury (25%) and his sons Edward A. Attebury (25%) and W. A. Attebury (50%), has a re-advancing agricultural note with the Bank. The highest outstanding balance on this note during 1997 was $1,800,000. The outstanding balance of the note as of March 10, 1998 was paid down to $75,000.

       All of the foregoing transactions were on substantially the same terms, including interest rates and collateral to the extent applicable, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present other unfavorable features. Additional transactions in the future may be expected to take place with the Bank in the ordinary course of business.

ITEM 8.  LEGAL PROCEEDINGS

       The Company and the Bank are sometimes involved in various legal proceedings in the normal course of their business. None of such matters, either singularly or in the aggregate, would have, in the opinion of the management of the Company and the Bank, a material adverse effect upon the financial statements of the Company or the Bank.


ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

       There is no established public trading market for the Company's Common Stock. Accordingly, there is no comprehensive record of trades or the prices of any such trades. As a result, the prices reported for the Company's Common Stock may not be reliable indicators of market value. There can be no assurance that an active public trading market for the Company's Common Stock will be created in the future. The following table reflects stock prices for the Company's Shares, to the extent such information is available, and the dividends declared with respect thereto during the preceding two years.

                                    1997                                  1996
                 ---------------------------------------   ----------------------------------
                       Price Range                             Price Range
                 -----------------------                   -------------------
                    Low           High       Dividends       Low       High       Dividends
                 ---------     ---------   -------------   -------  ----------  -------------
1st Quarter      $   -         $   -           $  -        $  -         $  -         $  -

2nd Quarter      $   3.00(1)   $   3.00(1)        -           -            -            -

3rd Quarter      $   3.00      $   3.00           -           -            -            -

4th Quarter          -             -              -           -            -            -

--------------

(1) Adjusted to reflect 77.4372-for-1 stock dividend on July 2, 1997 to shareholders of record on June 30, 1997.

       None of the Company's shares of Common Stock (i) are subject to outstanding options or warrants to purchase nor are there any securities convertible into the Company's Common Stock, or (ii) are being or proposed to be publicly offered by the Company.

       The Company did not pay any cash dividends on its Common Stock in 1996 or 1997. The Company intends to retain all of its earnings to finance its operations and does not anticipate paying cash dividends for the foreseeable future. Any decision made by the Board of Directors to declare dividends in the future will depend on the Company's future earnings, capital requirements, financial condition and other factors deemed relevant by the Board of Directors.

       The Company's ability to pay dividends is also subject to the restrictions imposed by Texas law. Generally, Texas law prohibits corporations from paying dividends if after giving effect to the distribution, the corporation would insolvent or the distribution exceeds the surplus of the corporation. See "Description of Registrant's Securities to be Registered" under Item 1 of this Form 10.

       The Company is also subject to the dividend restrictions applicable to national banks because its principal source of income is from the dividends paid by the Bank to the Company. Under the National Bank Act, dividends may be paid only out of retained earnings as defined in the statute. The approval of the Comptroller is required if the dividends for any year exceed the net profits, as defined, for that year plus the retained net profits for the preceding two years. In addition, unless a national bank's capital surplus equals or exceeds the stated capital for its common stock, no dividends may be declared unless the bank makes transfers from retained earnings to capital surplus. See "Supervision and Regulation" under Item 1 of this Form 10.

       The Bank serves as the Transfer Agent for the Company's Common Stock.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

       Following completion of the Acquisition, and in anticipation of significant growth and physical expansion of the Company and the Bank, the Company took steps to raise additional capital by publicly offering shares of its Common Stock solely to bona fide residents of the State of Texas pursuant to
Section 3(a)(11) of the Securities Act of 1993, as amended, and Rule 147 issued thereunder. Management of the Company sought to raise approximately $40 million in a community offering principally to residents in the Panhandle of Texas and solely to bona fide residents of the State of Texas so as to qualify for the exemption noted in the preceding sentence.

       On July 3, 1997, the Company filed an Application for Registration of Securities under the Securities Act of Texas with the Texas Securities Board to register up to 13,333,334 shares of the Company's Common Stock at an offering price of $3.00 per share for an aggregate maximum offering price of $40,000,002. After receiving some additional information from the Company, the State Securities Board of Texas declared the Application for Registration effective on August 1, 1997. The intrastate offering to bona fide residents of the State of Texas was concluded on August 31, 1997 with the offering being completely subscribed. Accordingly, the Company issued 13,333,334 shares of its Common Stock for $3.00 per share effective August 31, 1997.

       The certificates representing shares of the Common Stock issued pursuant to the intrastate offering bear a restrictive legend designed to prevent a resale of such securities to a non-resident of the State of Texas for a period of nine months following conclusion of the offering and advising each holder thereof that such securities have not been registered under the Securities Act of 1933, as amended, and are being issued by the Company pursuant to the intrastate offering exception of such Act and Rule 147 thereunder.

       No other shares of the Company's Common Stock has been issued by the Company since February 29, 1984 or subsequent to conclusion of the intrastate offering which concluded on August 31, 1997.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

GENERAL

       The Company is authorized to issue 20,000,000 shares of common stock of the par value of $1.00 per share (the "Common Stock"). As of March 24, 1998, the Company had 13,333,334 shares of Common Stock issued and outstanding held by approximately 1,039 holders of record. The Company does not have any other securities outstanding. A more detailed description of the Common Stock of the Company may be found in the Restated Articles of Incorporation, copies of which are on file at the offices of the Company and with the Secretary of State of Texas. The summary below is qualified in its entirety by reference to such document, which is filed as an exhibit to this Form 10 Registration Statement.

COMMON STOCK

       VOTING RIGHTS. All voting rights are vested in the holders of the Common Stock. With respect to any matter that may be acted on by the shareholders, each shareholder is entitled to one vote per share. The presence, in person or by proxy, of the holders of a majority of the issued and outstanding Common Stock entitled to vote at any meeting is necessary to constitute a quorum to transact business at such meeting.

       Shareholders of the Company do not have the right to cumulate their votes for the election of Directors. Straight voting in the election of directors requires that a shareholder only vote the number of shares that he or she owns for each nominee, and not more. By contrast, under cumulative voting, each shareholder is entitled to an aggregate number of votes equal to the number of directors to be elected multiplied by the number shares of common stock such shareholder owns. The shareholder may divide this aggregate number of votes among the nominees for election as directors as he or she chooses and may, for example, cast all of his or her votes for one nominee. As a result of the denial of cumulative voting rights, shareholders owning slightly over fifty percent of the Common Stock can, in effect, elect all of the Directors of the Company.

       The Restated Articles of Incorporation of the Company may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Common Stock of the Company entitled to vote thereon, unless the vote of the holders of a greater amount of stock is required by law. A merger, consolidation or liquidation of the Company also requires a two-thirds vote of all of the shares of the Common Stock outstanding.

       Under Texas law, the dissolution of a corporation requires the approval of the holders of at least two-thirds of the total outstanding shares of the corporation, and the holders of two-thirds of the outstanding shares of each class or series entitled to vote thereon as a class, unless a different amount, not less than a majority, is specified in the articles of incorporation. The Articles of Incorporation of the Company do not provide for a different amount of shares for approval of dissolution.

       PREEMPTIVE RIGHTS. Under Texas law, the shareholders of a corporation have a preemptive right to require additional, unissued, or treasury shares of the corporation, except to the extent limited or denied by the articles of incorporation. The Restated Articles of Incorporation of the Company do not afford shareholders the preemptive right to acquire their pro rata share of Common Stock (or any other securities) issued by the Company in the future. Accordingly, any issuance and sale of Common Stock in the future will have a dilutive effect upon the percentage ownership interest of shareholders of the Company unless such shareholders purchase a pro rata share of Common Stock. The Common Stock has no redemption, liquidation or conversion provisions.

       DIVIDENDS. A Texas corporation may not make any distributions if (1) after giving effect to the distribution, the corporation would be insolvent or
(2) the distribution exceeds the surplus of the corporation. Subject to any other restrictions in the articles of incorporation, a corporation may not make any distributions if, after giving effect to the distribution, either (1) the corporation is able to pay its debts as they come due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities and the maximum amount that then would be payable, in any liquidation, in respect to all outstanding shares having preferential rights in liquidation. Holders of the Company's Common Stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors, from assets legally available therefor based upon conditions then existing, including the earnings of the Company, the earnings, funding requirements and financial condition of the Bank and applicable laws and regulations.

       The Company is also restricted in its ability to pay dividends by, among other things, guidelines and regulations of the Federal Reserve and federal law. The Company is also subject to a Federal Reserve regulation that requires the Company to receive the prior approval of the Federal Reserve before paying a dividend on the Common Stock, if, after the payment of the dividend, the debt-to-equity ratio of the Company would exceed thirty percent. In addition, the Company's ability to pay dividends depends primarily on the receipt of dividends from the Bank. The ability of the Bank to pay dividends is restricted by the requirement that it maintain an adequate level of capital as required by the Comptroller. The Bank is also subject to statutory and regulatory restrictions on the payment of dividends. There is no assurance that dividends paid by the Bank will be sufficient to enable the Company to meet its obligations. See "SUPERVISION AND REGULATION."

       The future dividend policy of the Company will be determined by the Corporate Board in light of circumstances and conditions existing at the time, including the earnings of the Company and the Bank, their funding requirements and financial condition, applicable laws and regulations and general business conditions. Such dividends, if any, will depend on the future profitability of the Bank, and there is no guaranty that the Company will pay any dividends or at any time in the future. Since completion of the Acquisition in May 1997, the Company has not paid any cash dividends, and it is not anticipated that cash dividends on the Common Stock will be declared or paid in the foreseeable future.

       LIQUIDATION RIGHTS. In the event of any voluntary or involuntary dissolution, liquidation or winding-up of the affairs of the Company, after payment or provision for the payment of (i) all debts and other liabilities of the Company, (ii) expenses and (iii) any securities issued by the Company that are senior to the Common Stock, the holders of all the outstanding shares of Common Stock will be entitled to share, on a pro rata basis, in the distribution of the Company's remaining assets. Neither a merger or consolidation of the Company, nor the sale, lease or conveyance of all or part of its property or business, will be deemed to be a liquidation, dissolution or winding-up of the affairs of the Company as contemplated above.

       The Company may be dissolved by the written consent of the holders of a two-thirds majority of the Common Stock. Liquidation may also be effected in whole or in part through the sale of all or a portion of the Company's assets. A sale of substantially all of the assets of the Company would have to be approved by shareholders owning two-thirds of the Common Stock.

BUSINESS COMBINATIONS

       The Company is incorporated under the laws of the State of Texas and is subject to the provisions of the Texas Business Corporation Act (the "TBCA"). Texas law generally permits a merger or share exchange involving the corporation to become effective without the approval of the corporation's shareholders if the articles of incorporation of the surviving corporation do not change following the merger, the amount of the surviving corporation's common stock to be issued or delivered under the plan of merger does not exceed 20% of the total shares of outstanding voting stock immediately prior to the merger, and the board of directors of the surviving corporation adopts a resolution approving the plan of merger.

       Where shareholder approval is required under Texas law, a merger must be approved by the holders of two-thirds of the outstanding shares of the Texas corporation entitled to vote thereon, unless there is a class of stock that is entitled to vote as a class, in which event the merger must be approved by the holders of two-thirds of the outstanding shares otherwise entitled to vote, unless a different amount, not less than a majority is specified in the articles of incorporation. The Company's Articles of Incorporation do not so provide.

       The Company is subject to the provisions of the Texas Business Combination Law (the "Combination Law") (Articles 13.01 through 13.08 of the
TBCA), which provides that a Texas corporation such as the Company may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an "Affiliated Shareholder" (generally defined as the holder of 20% or more of the corporation's voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (i) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the board of directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (ii) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder. The Combination Law is not applicable to: (i) the business combination of a corporation: (a) where the corporation's original charter or bylaws contain a provision expressly electing not to be governed by the Combination Law, (b) that adopts an amendment to its charter or bylaws before December 31, 1997, expressly electing not to be governed by the Combination Law, or (c) that adopts an amendment to its charter or bylaws after December 31, 1997, by the affirmative vote of the holders, other than Affiliated Shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the

Combination Law; (ii) a business combination of a corporation with an Affiliated Shareholder that became an Affiliated Shareholder inadvertently, if the Affiliated Shareholder: (a) as soon as practicable divests itself of enough shares to no longer be an Affiliated Shareholder and (b) would not at any time within the three year period preceding the announcement of the business combination have been an Affiliated Shareholder but for the inadvertent acquisition; (iii) a business combination with an Affiliated Shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the corporation on December 31, 1996, and continuously until the announcement date of the business combination; (iv) a business combination with an Affiliated Shareholder who became an Affiliated Shareholder through a transfer of shares of the corporation by will or intestate succession and continuously was such an Affiliated Shareholder until the announcement date of the business combination; and (v) a business combination of a corporation with a wholly owned subsidiary if the subsidiary is not an affiliate or associate of the Affiliated Shareholder other than reason of the Affiliated Shareholder's beneficial ownership of the voting shares of the corporation. Neither the Company's Articles of Incorporation nor the Company's Bylaws contain any provision expressly provided that the Company will not be subject to the Combination Law. The Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company, even if such event would be beneficial to the Company's shareholders.

FEDERAL AND STATE REGULATIONS

       The Company and the Bank are subject to a variety of Federal statutes and regulations applicable to national banking associations, including the National Bank Act, all of which impact the operations of the Bank. See "Supervision and Regulation" under Item 1 of this Form 10.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

       Article 2.02-1 of the TBCA authorizes corporations to indemnify any party or threatened party to any threatened, pending or completed action, suit or proceeding who is or was a director, officer, employee or agent of the corporation and any person who is or was serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee or agent of another corporation or other enterprise if such individual acted in good faith and reasonably believed that his or her conduct was in the corporation's best interests. In the case of any criminal proceeding, the individual must have no reasonable cause to believe that his or her conduct was unlawful in order for the corporation to indemnify him or her. Texas law provides that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged liable where the defendant's conduct was judged to be willful or intentional misconduct in the performance of his or her duty to the corporation, and will be limited to reasonable expense actually incurred in connection with the proceeding where the defendant is found liable to the corporation or liable for receipt of improper personal benefits. Whether such director, officer, employee or agent acted properly is determined by a majority of a quorum of non-party directors, independent legal counsel opinion or by non-party shareholders. A corporation may pay expenses incurred by a director or officer before final disposition of an action or proceeding, but the director or officer must repay such expenses if it is determined that he or she was not entitled to indemnification. If such a person seeking indemnification is wholly successful on the merits or otherwise, in connection with such a proceeding, such indemnification is mandatory. The board of directors may determine appropriate terms and conduct to pay an employee or agent. The corporation may purchase insurance on a director, officer, employee or agent for liability asserted against him or her whether or not the corporation could indemnify that party.

       The Company's Restated Articles of Incorporation contain provisions which provide, among other things, that the Company shall indemnify certain persons, including officers and directors, against judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding if such person(s) act in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, have no reasonable cause to believe his conduct was unlawful. As to any action brought by or in the right of the Company such indemnification is limited to expenses or advance payment thereof actually and reasonably incurred in connection with the defense or settlement of the case, which shall not be made, absent court approval, if determined that such person is liable for negligence or misconduct in the performance of his duty to the Company.

       The Company is authorized to purchase and maintain insurance or make other arrangements to protect itself or others, including, its officers and directors from liability.

       The indemnification provisions in the Company's Restated Articles of Incorporation are individually limited to the extent that they are consistent with applicable laws and regulations.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted of directors and officers of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, although the validity and scope of the governing statute has not been tested in court, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In addition, indemnification may be limited by state securities laws.



ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

       Reference is made to the financial statements, the report thereon, the notes thereto and supplementary data commencing at page F-1 of this Form 10, which financial statements, report, notes and data are incorporated herein by reference.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE

       None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

Consolidated Financial Statements

                                                                          Page
                                                                          ----
     Index to Financial Statements                                        F-2

     Independent Auditors' Report                                         F-3

     Audited Financial Statements

               Consolidated Balance Sheets                                F-4
               Consolidated Statements of Operations                      F-6
               Consolidated Statements of Stockholders' Equity            F-7
               Consolidated Statements of Cash Flows                      F-8
               Summary of Significant Accounting Policies                 F-9
               Notes to Consolidated Financial Statements                 F-12

     Index to Interim Financial Statements                                F-23

     Unaudited Interim Condensed Consolidated Financial Statements

               Condensed Consolidated Balance Sheets                      F-24
               Condensed Consolidated Statements of Operation             F-26
               Condensed Consolidated Statements of Cash Flows            F-27
               Notes to Condensed Consolidated Financial Statements       F-28

                                    EXHIBITS

  Exhibit No.                        Description
  -----------                        -----------
      3.1         Restated Articles of Incorporation of Tejas Bancshares, Inc.

      3.2         Amended and Restated Bylaws of Tejas Bancshares, Inc.

      21.1        Subsidiary of Tejas Bancshares, Inc.

      27.1        Financial Data Schedule

                                   SIGNATURES

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TEJAS BANCSHARES, INC.
                                     (Registrant)


                                     /s/ Donald E. Powell
                                     -------------------------------------------
                                     Donald E. Powell
                                     President and Chief Executive Officer

Dated:     August 17, 1998

                             TEJAS BANCSHARES, INC.
                                 AND SUBSIDIARY
                                 Amarillo, Texas

                                  CONSOLIDATED
                              FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

                          INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
INDEPENDENT AUDITORS' REPORT...............................................F-3


FINANCIAL STATEMENTS

     Consolidated Balance Sheets...........................................F-4
     Consolidated Statements of Operations.................................F-6
     Consolidated Statements of Stockholders' Equity.......................F-7
     Consolidated Statements of Cash Flows.................................F-8

     Summary of Significant Accounting Policies............................F-9

     Notes to Consolidated Financial Statements...........................F-12

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Tejas Bancshares, Inc.
Amarillo, Texas

We have audited the accompanying consolidated balance sheets of Tejas Bancshares, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tejas Bancshares, Inc. and subsidiary as of December 31, 1997 and 1996 and the results of their operations and their cash flows for the years ended December 31, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.

                                       Clifton Gunderson P.L.L.C.

                                       /s/ Clifton Gunderson P.L.L.C.


Amarillo, Texas
February 27, 1998

                      TEJAS BANCSHARES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                     ASSETS

                                                     1997               1996
                                                     ----               ----
Cash and due from banks                         $  16,726,298       $  1,885,224
Federal funds sold                                  3,400,000          4,300,000
Securities available-for-sale                       5,084,904          1,957,201
Securities held-to-maturity                                 -          8,345,749

Loans                                             119,850,682          1,463,914
Less allowance for loan losses                     (2,748,418)           (45,200)
                                                -------------       ------------
                Loans, net                        117,102,264          1,418,714
                                                -------------       ------------
Bank premises and equipment
      Land                                             39,000             39,000
      Buildings                                       602,026            164,938
      Furniture, fixtures and equipment               496,030            132,793
                                                -------------       ------------
                Total, at cost                      1,137,056            336,731
      Less accumulated depreciation                   274,800            220,573
                                                -------------       ------------
                Net property and equipment            862,256            116,158
                                                -------------       ------------
Accrued interest receivable                         1,160,948            153,571
Net deferred tax asset                                324,709                  -
Other assets                                           78,708             35,046
                                                -------------       ------------
TOTAL ASSETS                                    $ 144,740,087       $ 18,211,663
                                                -------------       ------------
                                                -------------       ------------

                      TEJAS BANCSHARES, INC. AND SUBSIDIARY
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                           DECEMBER 31, 1997 AND 1996

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                   1997               1996
                                                   ----               ----
LIABILITIES
Deposits
   Demand - noninterest bearing                $  37,270,616       $  2,628,590
   Demand - interest bearing                      28,483,519          5,600,388
   Time and savings                               40,500,523          7,838,310
                                               -------------       ------------
        Total deposits                           106,254,658         16,067,288

Accrued interest payable                             222,676             27,327
Federal income taxes payable                         324,709                  -
Net deferred tax liability                                 -             32,022
Other liabilities                                     84,802             17,339
                                               -------------       ------------
        Total liabilities                        106,886,845         16,143,976
                                               -------------       ------------

STOCKHOLDERS' EQUITY
Common stock, $1 par value ($10 in 1996);
   20,000,000 shares authorized (10,000
   in 1996), 13,333,334 and 10,000 issued
   in 1997 and 1996, respectively                 13,333,334            100,000
Paid-in capital                                   26,137,427          1,514,807
Retained earnings (deficit)                       (1,653,848)           603,189
Net unrealized holding gain on
   available-for-sale securities, net
   of tax of $(18,715) and $(6,046) in
   1997 and 1996, respectively                        36,329             11,736
                                               -------------       ------------
                                                  37,853,242          2,229,732

Less cost of treasury stock, 805 shares                    -           (162,045)
                                               -------------       ------------
        Total stockholders' equity                37,853,242          2,067,687
                                               -------------       ------------

TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                        $ 144,740,087       $ 18,211,663
                                               -------------       ------------
                                               -------------       ------------



 These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

                      TEJAS BANCSHARES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                               1997             1996             1995
                                                               ----             ----             ----
INTEREST INCOME
   Interest and fees on loans                              $ 3,024,441       $  153,337      $   136,045
   Interest and dividends on investment securities             547,719          865,081          851,440
   Interest on federal funds sold                              447,378          127,364          145,275
                                                           -----------       ----------      -----------
        Total interest income                                4,019,538        1,145,782        1,132,760
INTEREST EXPENSE ON DEPOSITS                                 1,260,139          515,442          494,040
                                                           -----------       ----------      -----------
        Net interest income                                  2,759,399          630,340          638,720
PROVISION (CREDIT) FOR LOAN LOSSES                           2,700,000           97,003          (79,963)
                                                           -----------       ----------      -----------
        Net interest income after provision
             (credit) for loan losses                           59,399          533,337          718,683
                                                           -----------       ----------      -----------
OTHER OPERATING INCOME
   Service charges                                              83,543           71,970           71,972
   Other                                                        77,967           45,935           64,618
                                                           -----------       ----------      -----------
        Total other operating income                           161,510          117,905          136,590
                                                           -----------       ----------      -----------
OTHER OPERATING EXPENSES
   Salaries and employee benefits                            1,027,236          337,423          272,390
   Depreciation                                                119,853           18,639           18,478
   Advertising                                                  53,134           13,374           14,294
   Occupancy expense                                           178,588           29,565           30,442
   Federal Deposit Insurance Corporation
        premiums, net                                            1,830            2,000           18,421
   Professional fees                                            94,558           19,239           19,812
   Supplies, stationery and office expenses                    411,766           19,744           21,399
   Taxes other than on income and salaries                       6,106            4,925            4,209
   Data processing                                              80,805           69,751           71,708
   Postage                                                      36,925           21,278           21,190
   Other                                                       230,836           69,644           54,088
                                                           -----------       ----------      -----------
        Total other operating expenses                       2,241,637          605,582          546,431
                                                           -----------       ----------      -----------
        Earnings (loss) before income taxes                 (2,020,728)          45,660          308,842
INCOME TAXES (BENEFIT)                                         (39,313)           6,813          103,186
                                                           -----------       ----------      -----------
NET EARNINGS (LOSS)                                        $(1,981,415)      $   38,847      $   205,656
                                                           -----------       ----------      -----------
                                                           -----------       ----------      -----------
NET EARNINGS (LOSS) PER SHARE                              $     (0.41)      $     0.05      $      0.29
                                                           -----------       ----------      -----------
                                                           -----------       ----------      -----------


   These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

                      TEJAS BANCSHARES, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                                       NET
                                                                                    UNREALIZED
                                                                                   HOLDING GAIN
                                                                                    (LOSS) ON
                                                                       RETAINED     AVAILABLE-
                                        COMMON         PAID-IN         EARNINGS      FOR-SALE        TREASURY
                                        STOCK          CAPITAL         (DEFICIT)    SECURITIES         STOCK           TOTAL
                                        -----          -------         ---------    ----------         -----           -----
Balance at December 31, 1994       $    100,000     $  1,514,807     $   358,686     $(64,389)    $  (162,045)    $  1,747,059
Net earnings                                  -                -         205,656            -               -          205,656
Net change in unrealized
   depreciation on available-
   for-sale securities, net
   of tax effects of $ 40,570                 -                -               -       78,754               -           78,754
                                   ------------     ------------     -----------      -------     -----------     ------------

Balance at December 31, 1995            100,000        1,514,807         564,342       14,365        (162,045)       2,031,469
Net earnings                                  -                -          38,847            -               -           38,847
Net change in unrealized
   appreciation on available-
   for-sale securities, net
   of tax effects of $(1,354)                 -                -               -       (2,629)              -           (2,629)
                                   ------------     ------------     -----------      -------     -----------     ------------

Balance at December 31, 1996            100,000        1,514,807         603,189       11,736        (162,045)       2,067,687
Net loss                                      -                -      (1,981,415)           -               -       (1,981,415)
Purchase of treasury stock
   (6,695 shares)                             -                -               -            -      (1,575,417)      (1,575,417)
Goodwill arising from
   acquisition of the Company                 -           65,625               -            -               -           65,625
Retirement of treasury stock
   (7,500 shares)                       (75,000)      (1,580,433)        (82,029)           -       1,737,462                -
Reduction in par value from
   $10 to $1 per share                  (22,500)          22,500               -            -               -                -
Stock split effected in the
   form of a dividend of
   77.4372-for-1                        193,593                -        (193,593)           -               -                -
Common stock issued
   (13,333,334 shares), net of
   issue costs of $159,558           13,333,334       26,507,110               -            -               -       39,840,444
Purchase and retirement of
   common stock (196,093
   shares)                             (196,093)        (392,182)              -            -               -         (588,275)
Net change in unrealized
   appreciation on available-
   for-sale securities, net
   of tax effects of $12,669                  -                -               -       24,593               -           24,593
                                   ------------     ------------     -----------      -------     -----------     ------------

Balance at December 31, 1997       $ 13,333,334     $ 26,137,427    $ (1,653,848)   $  36,329      $         -     $37,853,242
                                   ------------     ------------     -----------      -------     -----------     ------------
                                   ------------     ------------     -----------      -------     -----------     ------------

   These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

                      TEJAS BANCSHARES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                    1997              1996              1995
                                                                    ----              ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)                                           $  (1,981,415)      $    38,847       $   205,656
Adjustments to reconcile net earnings (loss) to
   net cash provided by operating activities:
      Depreciation and amortization                                 119,853            18,639            18,478
      Deferred income taxes                                        (369,400)            6,813           103,186
      Provision (credit) for loan losses                          2,700,000            97,003           (79,963)
      Gain on sale of land                                                -            (6,937)                -
      Amortization of premium or (accretion) of
        discount relating to investment securities, net              13,594            (3,854)           (8,654)
      Change in:
        Accrued interest receivable                              (1,007,377)           53,011           (49,209)
        Other assets                                                (43,663)           22,939            (1,056)
        Accrued interest payable                                    195,349            (6,901)            8,791
        Federal income taxes payable                                324,709                 -                 -
        Other liabilities                                            67,463           (12,124)           11,987
                                                              -------------       -----------       -----------
      Net cash provided by operating activities                      19,113           207,436           209,216
                                                              -------------       -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from maturities and pay-downs
      on securities held-to-maturity                              1,900,277         4,619,770         3,418,465
   Proceeds from maturities and pay-downs
      on securities available-for-sale                            3,365,437         1,277,418           928,511
   Purchases of securities held-to-maturity                               -        (2,892,048)       (4,319,123)
   Purchases of securities available-for-sale                       (24,000)                -                 -
   Change in loans to customers                                (118,383,550)          320,278          (375,224)
   Expenditures for bank premises and equipment                    (800,325)           (9,146)          (10,770)
   Proceeds from sale of land                                             -            31,766                 -
                                                              -------------       -----------       -----------
      Net cash provided (used) by investing activities         (113,942,161)        3,348,038          (358,141)
                                                              -------------       -----------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase (decrease) in deposits                           90,187,370          (313,429)          267,997
   Proceeds from sale of common stock, net of
      issue costs of $159,558                                    39,840,444                 -                 -
   Proceeds from loan from stockholder                            1,000,000                 -                 -
   Repayment of loan to stockholder                              (1,000,000)                -                 -
   Purchases of treasury stock                                   (2,163,692)                -                 -
                                                              -------------       -----------       -----------
      Net cash provided (used) by financing activities          127,864,122          (313,429)          267,997
                                                              -------------       -----------       -----------
      Net increase in cash and cash equivalents                  13,941,074         3,242,045           119,072
CASH AND CASH EQUIVALENTS,
   BEGINNING OF YEAR                                              6,185,224         2,943,179         2,824,107
                                                              -------------       -----------       -----------
CASH AND CASH EQUIVALENTS,
   END OF PERIOD                                              $  20,126,298       $ 6,185,224       $ 2,943,179
                                                              -------------       -----------       -----------
                                                              -------------       -----------       -----------


   These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

                      TEJAS BANCSHARES, INC. AND SUBSIDIARY
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                        DECEMBER 31, 1997, 1996 AND 1995

NATURE OF OPERATIONS

Tejas Bancshares, Inc. (the Company) provides a variety of financial services to individuals and corporate customers in the community of Amarillo, Texas and the surrounding geographical area. The Company's primary deposit products are demand deposits and time and savings accounts. Its primary lending products are consumer, commercial, agriculture and real estate loans.

During 1997, the corporate structure of the Company changed significantly as follows:

- In May 1997, Mr. Donald E. Powell acquired control of all of the outstanding common stock of the Company. In connection with the acquisition, the Corporation repurchased 6,695 shares of its common stock for approximately $1,575,400 and Mr. Powell acquired the remaining 2,500 shares of its common stock for approximately $588,300 and loaned the Company $1,000,000 at the prime interest rate (8.5%). Goodwill in connection with the acquisition amounted to approximately $65,600.

- Following completion of the acquisition, the authorized shares of the Company were increased from 10,000 to 20,000,000, the par value of the common stock was reduced from $10 to $1 and 7,500 shares of treasury stock were retired. The domicile of the Company's wholly-owned subsidiary, Fritch State Bank, was also moved to Amarillo, Texas, and it was converted to a national banking association named The First National Bank of Amarillo (the
     Bank).

- In July 1997, the Company's common stock was split 77.4372-for-1 in the effect of a stock dividend. During August 1997, the Company completed an offering of its common stock and issued 13,333,334 shares at an issue price of $3 per share. Subsequent to the offering, Mr. Powell's original 196,093 shares were repurchased for approximately $588,300 and were retired and his $1,000,000 loan was repaid.

- The Company experienced significant growth in loans and deposits during 1997 primarily because of the Bank's relocation of its main office from Fritch, Texas, to the larger Amarillo, Texas banking market, which is a more economically vibrant banking market than Fritch, Texas. In addition, deposit and loan growth can be attributable to the new management team, which has emphasized growth from the Bank's existing client base and capitalizing opportunities from its target market (e.g., customers of competing financial institutions), and the delivery of personalized banking services to the Bank's customers. In addition, the Bank's loan growth is attributable to the Bank's aggressive commercial lending program and its virtual re-emergence into agricultural and real estate lending and strong emphasis on the commercial loan market.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                      TEJAS BANCSHARES, INC. AND SUBSIDIARY
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                        DECEMBER 31, 1997, 1996 AND 1995

INVESTMENT SECURITIES

The Company classifies its investment securities in one of three categories; trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. The Company had no investment securities classified as trading at December 31, 1997 or December 31, 1996. Held-to-maturity securities are those in which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. In connection with the aforementioned acquisition, during June 1997 the Company transferred all of its held-to-maturity securities (total carrying value of approximately $6,436,000) to available-for-sale. Unrealized holding gains and losses are recognized in earnings for transfers into trading securities.

The unrealized holding gains or losses included in the separate component of equity for securities transferred from available-for-sale to held-to-maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security. A decline in the market value of any available-for-sale or held-to- maturity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of new cost basis for the security.

Premiums and discounts are amortized or accredited over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and unearned income. Unearned income on certain installment loans is taken into income over the term of the loan by the sum-of-the-months digits method. The effect of not using the interest method is not material to the financial position or results of operations of the Company. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the market price or the fair value of the collateral if the loan is collateral dependent. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest payments received on nonaccrual loans are generally applied to principal.

                      TEJAS BANCSHARES, INC. AND SUBSIDIARY
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                        DECEMBER 31, 1997, 1996 AND 1995

LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of individual credits, prior loan loss experience and general economic conditions. If management believes the allowance is in excess of possible losses, a credit to the provision is made. The allowance is subjective in nature and may be adjusted in the near term because of changes in economic conditions or review by regulatory examiners.

BANK PREMISES AND EQUIPMENT

Bank premises and equipment are stated at cost less accumulated depreciation, which is computed using the straight-line method over the estimated useful lives of the assets.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting primarily of commitments to extend credit. Such financial instruments are recorded in the consolidated financial statements when they become payable.

CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers due from banks and federal funds sold to be cash equivalents. Federal funds sold are generally purchased and sold for one-day periods.

NET EARNINGS (LOSS) PER SHARE

Net earnings (loss) per share are computed based on the weighted average number of shares outstanding. For the years ended December 31, 1997, 1996 and 1995 the weighted average shares outstanding were 4,824,792, 712,035 and 712,035, respectively, after giving effect for the above-mentioned stock split effected in the form of a dividend.

     This information is an integral part of the accompanying consolidated financial statements.

                     TEJAS BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995


NOTE 1 - INVESTMENT SECURITIES

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available- for-sale securities by major security type at December 31, 1997, were as follows:

                                                           GROSS           GROSS
                                           AMORTIZED      UNREALIZED     UNREALIZED     ESTIMATED
                                             COST       HOLDING GAINS  HOLDING LOSSES  FAIR VALUE
                                             ----       -------------  --------------  -----------
Available-for-sale:
      U.S. Treasury securities             $  498,199      $ 1,140     $        -       $  499,339
      Government agency securities          1,921,817        6,518              -        1,928,335
      Mortgage-backed securities            2,499,384       48,476         (1,090)       2,546,770
      State and political obligations          36,585            -              -           36,585
      Other securities                         73,875            -              -           73,875
                                           ----------      -------        -------       ----------
TOTAL AVAILABLE-FOR-SALE                   $5,029,860      $56,134        $(1,090)      $5,084,904
                                           ----------      -------        -------       ----------
                                           ----------      -------        -------       ----------

Maturities of investment securities classified as available-for-sale were as follows at December 31, 1997 (maturities of mortgage-backed securities have been presented based upon estimated cash flows, assuming no change in the current interest rate environment). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                      AMORTIZED       ESTIMATED
                                        COST          FAIR VALUE
                                        ----          ----------
Available-for-sale:
      Due one year or less            $2,213,912      $2,238,140
      Due from one to five years       1,012,070       1,023,146
      Due after ten years              1,430,515       1,446,170
      Other                              373,363         377,448
                                      ----------      ----------
TOTAL AVAILABLE-FOR-SALE              $5,029,860      $5,084,904
                                      ----------      ----------
                                      ----------      ----------

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale and held-to-maturity securities by major security type at December 31, 1996, were as follows:

                                                                      GROSS        GROSS
                                      AMORTIZED     UNREALIZED      UNREALIZED    ESTIMATED
                                        COST       HOLDING GAINS  HOLDING LOSSES  FAIR VALUE
                                        ----       -------------  --------------  ----------
Available-for-sale:
      U.S. Treasury securities        $  299,899      $ 6,441         $   -       $  306,340
      Mortgage-backed securities       1,589,646       11,887          (547)       1,600,986
      Other securities                    49,875            -             -           49,875
                                      ----------      -------         -----       ----------
TOTAL AVAILABLE-FOR-SALE              $1,939,420      $18,328         $(547)      $1,957,201
                                      ----------      -------         -----       ----------
                                      ----------      -------         -----       ----------

                                                            GROSS           GROSS
                                            AMORTIZED     UNREALIZED      UNREALIZED     ESTIMATED
                                              COST      HOLDING GAINS   HOLDING LOSSES  FAIR VALUE
                                              ----      -------------   --------------  ----------
Held-to-maturity:
      U.S. Treasury securities             $2,241,662      $11,857        $     -       $2,253,519
      Other U.S. government
      -    agency obligations               4,698,849       31,999              -        4,730,848
      State and political obligations          77,453            -              -           77,453
      Mortgage-backed securities            1,327,785       32,441         (3,033)       1,357,193
                                           ----------      -------        -------       ----------
TOTAL HELD-TO-MATURITY                     $8,345,749      $76,297        $(3,033)      $8,419,013
                                           ----------      -------        -------       ----------
                                           ----------      -------        -------       ----------

Investment securities with a carrying value of approximately $1,996,000 and $3,262,000 at December 31, 1997 and 1996, respectively, were pledged to secure public deposits as required or permitted by law.

NOTE 2 - LOANS

The major classification of loans are as follows:

                                          1997                 1996
                                          ----                 ----
Real estate - primarily mortgage      $  34,351,987       $   168,477
Agriculture                              15,381,803                 -
Commercial                               45,901,834           553,641
Installment loans to individuals         24,359,581           822,872
Unearned income                            (144,523)          (81,076)
                                      -------------       -----------
TOTAL LOANS                           $ 119,850,682       $ 1,463,914
                                      -------------       -----------
                                      -------------       -----------

The Bank grants consumer, commercial, agriculture and real estate loans to customers in primarily the community of Amarillo, Texas and the surrounding geographical area. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their commitments is dependent upon the real estate and agricultural sectors.

The changes in the allowance for loan losses were as follows:

                                                    1997           1996           1995
                                                    ----           ----           ----
BALANCE AT BEGINNING OF YEAR                    $    45,200       $ 22,574       $ 37,605
Provision charged (credited) to expense           2,700,000         97,003        (79,963)
Loans charged off                                    (5,144)       (82,827)        (7,816)
Recoveries on loans previously charged off            8,362          8,450         72,748
                                                -----------       --------       --------
BALANCE AT END OF YEAR                          $ 2,748,418       $ 45,200       $ 22,574
                                                -----------       --------       --------
                                                -----------       --------       --------

At December 31, 1997 and 1996 there were no material amounts of impaired loans.

NOTE 3 - DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more was approximately $25,606,000 and $945,000 at December 31, 1997 and 1996,
respectively.

At December 31, 1997, the scheduled maturities of all certificates of deposits were substantially all within one year.

NOTE 4 - INCOME TAXES

The following is a summary of the components of income tax expense (benefit):

                                           1997         1996         1995
                                           ----         ----         ----
Current - federal                       $ 330,087       $    -      $      -
Deferred                                 (369,400)       6,813       103,186
                                        ---------       ------      --------
Total income tax expense (benefit)      $ (39,313)      $6,813      $103,186
                                        ---------       ------      --------
                                        ---------       ------      --------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                        1997            1996
                                                        ----            ----
Deferred tax assets:
      Allowance for loan losses                       $ 842,379       $      -
      Bank premises and equipment basis and
           depreciation differences                      90,776              -
      Allowance for investment security losses           31,981         33,544
      Net operating loss tax credit carryforward              -         16,110
      Other                                              22,313              -
      Valuation allowance                              (644,015)             -
                                                      ---------       --------
                                                        343,424         49,654
                                                      ---------       --------
Deferred tax liabilities:
      Allowance for loan losses                               -        (75,630)
      Available-for-sale securities                     (18,715)        (6,046)
                                                        (18,715)       (81,676)
                                                      ---------       --------
NET DEFERRED TAX ASSET (LIABILITY)                    $ 324,709       $(32,022)
                                                      ---------       --------
                                                      ---------       --------

Because of the Company's limited history to generate substantial taxable income, a valuation allowance has been established to limit the recognition of net deferred tax assets to approximate the amount of taxes expected to be paid in the current year.

Total income taxes for the years ended December 31, 1997, 1996 and 1995 are allocated $(39,313), $6,813 and $103,186, respectively, to income tax from operations and $12,669, $(1,354) and $40,570, respectively, to stockholders' equity for the tax effect of unrealized holding gains on available-for-sale securities recognized for financial reporting purposes.

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% in 1997, 1996 and 1995 to earnings (loss) before income taxes as a result of the following:

                                                 1997            1996           1995
                                                 ----            ----           ----
Computed "expected" tax expense (benefit)      $(687,048)      $ 15,524       $ 105,006
Effect of valuation allowance                    644,015              -               -
Tax-exempt income                                 (1,126)        (5,001)         (3,920)
Other, net                                         4,846         (3,710)          2,100
                                               ---------       --------       ---------
TOTAL INCOME TAX EXPENSE (BENEFIT)             $ (39,313)      $  6,813       $ 103,186
                                               ---------       --------       ---------
                                               ---------       --------       ---------

NOTE 5 - TRANSACTIONS WITH RELATED PARTIES

The Company's directors and their associates, including companies and firms of which they are officers or in which they and/or their families have an ownership interest, are customers of the Company. The following is a summary of loan activity with these parties for the year ended December 31, 1997:

Balances at beginning of period      $          -
Advances                               12,507,324
Repayment                              (1,956,518)
                                     ------------
Balances at end of year              $ 10,550,806
                                     ------------
                                     ------------

Loans to related parties during 1996 and 1995 were not significant.

The Company also has deposit activities with related parties in the normal course of business which amounted to $3,735,935 at December 31, 1997. Deposit activities with related parties for 1996 and 1995 were not significant.

Other transactions with Mr. Donald E. Powell are described in the Summary of Significant Accounting Policies.

NOTE 6 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash disbursed for interest for the years ended December 31, 1997, 1996 and 1995 was $1,064,790, $522,343, and $485,249, respectively. Cash disbursed for income taxes was not significant for the years ended December 31, 1997, 1996 and 1995.

During the year ended December 31, 1997, noncash investing activities consisted of the recognition in stockholders' equity of the net unrealized holding gains on available-for-sale securities of $24,593, net of deferred taxes of $12,669.

During the year ended December 31, 1996, noncash investing activities consisted of the recognition in stockholders' equity of the net unrealized holding gains on available-for-sale securities of $(2,629), net of deferred taxes of $(1,354).

During the year ended December 31, 1995, noncash investing activities consisted of the recognition in stockholders' equity of the net unrealized holding gains on available-for-sale securities of $78,754, net of deferred taxes of $40,570.

Other noncash transactions during 1997 included the retirement of treasury stock having a carrying value of approximately $2,325,700, a stock split effected in the form of a dividend of 77.4372-for-1, the reduction in par value from $10 to $1 and the transfer of investments of approximately $6,436,000 from the held-to-maturity category to the available-for-sale category in connection with the acquisition previously discussed.

NOTE 7 - LEASE COMMITMENTS

The Company leases certain land and office space under noncancelable operating leases expiring in various years through 2027. Certain leases contain renewal options from five to ten years based on existing or escalated terms. Future minimum lease payments under these leases are as follows:

            1998                                $  135,300
            1999                                   137,600
            2000                                   149,700
            2001                                   161,800
            2002                                   157,600
            Later years                            838,100
                                                ----------
            TOTAL                               $1,580,100
                                                ----------
                                                ----------

Total rental expense for the year ended December 31, 1997 was approximately $59,700. Rental expense for the years ended December 31, 1996 and 1995 was not significant.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have variable interest rates, fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary upon extension of credit is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. The exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit is represented by the contractual amount. Unfunded loan commitments at December 31, 1997 were approximately $54,063,000. Unfunded loan commitments were not material at December 31, 1996. Management does not anticipate any losses as a result of these transactions.

NOTE 9 - DISCLOSURE ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments, the results of applying such methods and assumptions to the financial instruments and limitations inherent in fair value estimates:

CASH, DUE FROM BANKS AND FEDERAL FUNDS SOLD

The assets are considered short-term instruments for which the carrying amount is a reasonable estimate of fair value.

INVESTMENT SECURITIES

For investment securities, excluding restricted equity securities, fair value is equal to the quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or bid quotations received from securities dealers. The carrying value of restricted equity securities approximate fair values. Securities available-for-sale had a carrying value (which approximates fair value) of approximately $5,085,000 and $1,957,000 at December 31, 1997 and 1996,
respectively. Securities held-to-maturity had a carrying value of approximately $8,346,000 and a fair value of approximately $8,419,000 at December 31, 1996.

LOANS

Fair values of loans are estimated by discounting the future cash flows through the estimated maturity using the current rates at which similar loans would be made to borrowers with similar credit ratings. The carrying value of loans, net of the allowance for loan losses, was $117,102,264 and $1,418,714 at December 31, 1997 and 1996, respectively. The fair value of loans at those dates was approximately the same as carrying value.

DEPOSITS

The fair value of demand deposits, both interest and noninterest bearing, and savings accounts is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using the rates currently offered for deposits of similar remaining maturities. At December 31, 1997 and 1996, the carrying value of deposits was $106,254,658 and $16,067,288. The fair value of deposits at those dates was approximately the same as carrying value.


LIMITATIONS

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTE 10 - REGULATORY MATTERS

The Company and Bank are subject to various regulatory capital requirements administered by banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997 that the Company and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1997, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and Bank's actual capital amounts and ratios are presented in the following table:

                                                                                                       TO BE WELL CAPITALIZED
                                                                                FOR CAPITAL            UNDER PROMPT CORRECTIVE
                                                       ACTUAL               ADEQUACY PURPOSES            ACTION PROVISIONS
                                              AMOUNT          RATIO       AMOUNT          RATIO         AMOUNT         RATIO
                                              ------          -----       ------          -----         ------         -----
As of December 31, 1997
Total Capital (to Risk Weighted Assets):
  Tejas Bancshares, Inc.                     $39,412,000      31.17%     $10,116,000      >= 8.0%         N/A
  The Bank                                    38,528,000      30.47%      10,116,000      >= 8.0%      $12,645,000      >=10.0%
Tier I Capital (to Risk Weighted Assets):
  Tejas Bancshares, Inc.                     $37,817,000      29.91%     $ 5,058,000      >= 4.0%         N/A
  The Bank                                    36,933,000      29.21%       5,058,000      >= 4.0%      $ 7,587,000      >= 6.0%
Tier I Capital (to Average Assets):
  Tejas Bancshares, Inc.                     $37,597,000      28.98%     $ 5,224,000      >= 4.0%         N/A
  The Bank                                    36,969,000      28.31%       5,224,000      >= 4.0%      $ 6,530,000      >= 5.0%
As of December 31, 1996
Total Capital (to Risk Weighted Assets):
  Tejas Bancshares, Inc.                     $ 2,101,000      51.50%     $   326,000      >= 8.0%         N/A
  The Bank                                     2,044,000      50.10%         326,000      >= 8.0%      $   408,000      >=10.0%
Tier I Capital (to Risk Weighted Assets):
  Tejas Bancshares, Inc.                     $ 2,056,000      50.40%     $   163,000      >= 4.0%         N/A
  The Bank                                     1,999,000      49.00%         163,000      >= 4.0%      $   245,000      >= 6.0%
Tier I Capital (to Average Assets):
  Tejas Bancshares, Inc.                     $ 2,056,000      11.00%     $   747,000      >= 4.0%         N/A
  The Bank                                     1,999,000      10.70%         747,000      >= 4.0%      $   934,000      >= 5.0%

There are certain regulatory guidelines on the amount of dividends that can be paid by the Bank to the Company. These guidelines do not currently have a significant effect on the amount of dividends paid by the Bank. The Bank is also required to maintain certain daily reserve balances on hand in accordance with requirements of the Board of Governors of the Federal Reserve System. For the years ended December 31, 1997 and 1996, the Bank maintained average cash and due from bank balances of approximately $4,720,000 and $1,210,000, respectively, in order to satisfy such requirements.

NOTE 11 - PARENT COMPANY FINANCIAL INFORMATION

The condensed balance sheets, statements of operations and cash flows for Tejas Bancshares, Inc. (parent only) follow:

CONDENSED BALANCE SHEETS

                                                         1997            1996
                                                         ----            ----
ASSETS
      Cash on deposit with Bank                      $   884,154      $   56,881
      Investment in Bank                              36,969,088       2,010,806
                                                     -----------      ----------

TOTAL ASSETS                                         $37,853,242      $2,067,687
                                                     -----------      ----------
                                                     -----------      ----------
STOCKHOLDERS' EQUITY                                 $37,853,242      $2,067,687
                                                     -----------      ----------
                                                     -----------      ----------
CONDENSED STATEMENTS OF OPERATIONS

                                           1997            1996          1995
                                           ----            ----          ----
INCOME
      Dividend received from Bank      $   632,938       $     -        $      -
      Other                                      -         6,937               -
                                       -----------       -------        --------
                                           632,938         6,937               -
                                       -----------       -------        --------

EXPENSES
      Other                                 82,417        11,727           1,657

EQUITY IN UNDISTRIBUTED
      INCOME (LOSS) OF BANK             (2,531,936)       43,637         207,313
                                       -----------       -------        --------

NET EARNINGS (LOSS)                    $(1,981,415)      $38,847        $205,656
                                       -----------       -------        --------
                                       -----------       -------        --------

CONDENSED STATEMENTS OF CASH FLOWS

                                                              1997             1996            1995
                                                              ----             ----            ----
CASH FLOWS FROM
 OPERATING ACTIVITIES
  Net earnings (loss)                                      $ (1,981,415)      $ 38,847       $ 205,656

  Adjustments to reconcile net earnings (loss)
    to net cash provided (used) by
    operating activities:
       Equity in undistributed loss (income)
          of Bank                                             2,531,936        (43,637)       (207,313)
       Gain on sale of real estate                                    -         (6,937)              -
                                                           ------------       --------       ---------

    Net cash provided (used) by
       operating activities                                     550,521        (11,727)         (1,657)

CASH FLOWS FROM
 INVESTING ACTIVITIES
    Proceeds from sale of real estate                                 -         31,764               -
                                                           ------------       --------       ---------

CASH FLOWS FROM
 FINANCING ACTIVITIES
    Purchase of treasury stock                               (2,163,692)             -               -
    Proceeds from sale of common stock,
       net of issue costs of $159,558                        39,840,444              -               -
    Cash investment in Bank                                 (37,400,000)             -               -
    Proceeds from loan to stockholder                         1,000,000              -               -
    Repayment of loan to stockholder                         (1,000,000)             -               -
                                                           ------------       --------       ---------

       Net cash provided by financing activities                276,752              -               -
                                                           ------------       --------       ---------

       Increase (decrease) in cash                              827,273         20,037          (1,657)

CASH, BEGINNING OF YEAR                                          56,881         36,844          38,501
                                                           ------------       --------       ---------

CASH, END OF PERIOD                                        $    884,154       $ 56,881       $  36,844
                                                           ------------       --------       ---------
                                                           ------------       --------       ---------


This information is an integral part of the accompanying consolidated financial statements.

                             TEJAS BANCSHARES, INC.
                                 AND SUBSIDIARY
                                 AMARILLO, TEXAS

                         CONDENSED CONSOLIDATED INTERIM
                              FINANCIAL STATEMENTS
                                   (Unaudited)
                      For the Quarter Ended March 31, 1998

                      INDEX TO INTERIM FINANCIAL STATEMENTS


                                                                          PAGE
FINANCIAL STATEMENTS

   Condensed Consolidated Balance Sheets (unaudited)......................F-24
   Condensed Consolidated Statements of Operations
      and Comprehensive Income (unaudited)................................F-26
   Condensed Consolidated Statements of Cash Flows (unaudited)............F-27

   Notes to Condensed Consolidated Financial Statements...................F-28

                      TEJAS BANCSHARES, INC. AND SUBSIDIARY

                      Condensed Consolidated Balance Sheets
                      March 31, 1998 and December 31, 1997
                                   (Unaudited)

                                     ASSETS

                                                 March 31, 1998     December 31, 1997
                                                 --------------     -----------------
     Cash and due from banks                      $  15,226,794       $  16,726,298
     Federal funds sold                              16,000,000           3,400,000
     Securities available-for-sale                    5,356,818           5,084,904

     Loans                                          136,956,142         119,850,682
     Less allowance for loan losses                  (2,983,962)         (2,748,418)
                                                  -------------       -------------
                Loans, net                          133,972,180         117,102,264
                                                  -------------       -------------
     Bank premises and equipment
           Land                                          39,000              39,000
           Buildings                                  1,554,737             602,026
           Furniture, fixtures and equipment            703,857             496,030
                                                  -------------       -------------
                Total, at cost                        2,297,594           1,137,056

           Less accumulated depreciation               (322,482)           (274,800)
                                                  -------------       -------------

                Net property and equipment            1,975,112             862,256

     Accrued interest receivable                      2,288,880           1,160,948
     Net deferred tax asset                             326,272             324,709
     Other assets                                       250,470              78,708
                                                  -------------       -------------
     TOTAL ASSETS                                 $ 175,396,526       $ 144,740,087
                                                  -------------       -------------
                                                  -------------       -------------

                      TEJAS BANCSHARES, INC. AND SUBSIDIARY

                      Condensed Consolidated Balance Sheets
                      March 31, 1998 and December 31, 1997
                                   (Unaudited)


                       LIABILITIES & STOCKHOLDERS' EQUITY

     LIABILITIES
     Deposits
           Demand - noninterest bearing           $  37,624,053       $  37,270,616
           Demand - interest bearing                 23,373,529          28,483,519
           Time and savings                          75,200,726          40,500,523
                                                  -------------       -------------
                Total deposits                      136,198,308         106,254,658

           Accrued interest payable                     424,107             222,676
           Federal income taxes payable                 103,465             324,709
           Other liabilities                            208,491              84,802
                                                  -------------       -------------
                Total liabilities                   136,934,371         106,886,845


     STOCKHOLDERS' EQUITY
           Common stock                              13,333,334          13,333,334
           Paid-in capital                           26,137,427          26,137,427
           Retained earnings (deficit)               (1,041,902)         (1,653,848)
           Net unrealized holding gain on
             available-for-sale securities,
             net of tax                                  33,296              36,329
                                                  -------------       -------------
                Total stockholder's equity           38,462,155          37,853,242
                                                  -------------       -------------
     TOTAL LIABILITIES AND
     STOCKHOLDER'S EQUITY                         $ 175,396,526       $ 144,740,087
                                                  -------------       -------------
                                                  -------------       -------------

   These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

                      TEJAS BANCSHARES, INC. AND SUBSIDIARY

    Condensed Consolidated Statements of Operations and Comprehensive Income
                   Three Months ended March 31, 1998 and 1997
                                   (Unaudited)

                                                                  March 31, 1998    March 31, 1997
                                                                  --------------    --------------
     INTEREST INCOME
     Interest and fees on loans                                     $ 2,797,406       $ 34,950
     Interest and dividends on investment
       securities                                                        79,228        159,808
     Interest on fed funds sold                                         101,469         80,044
                                                                    -----------       --------
           Total interest income                                      2,978,103        274,802

     INTEREST EXPENSE ON DEPOSITS                                       864,070        128,409
                                                                    -----------       --------
           Net interest income                                        2,114,033        146,393

     PROVISION FOR LOAN LOSSES                                          225,000             --
                                                                    -----------       --------
           Net interest income after provision for loan losses        1,889,033        146,393
                                                                    -----------       --------

     OTHER OPERATING INCOME
           Service charges                                               66,901         15,366
           Other                                                         35,160         11,398
                                                                    -----------       --------
                Total other operating income                            102,061         26,764
                                                                    -----------       --------

     OTHER OPERATING EXPENSE
           Salaries and employee benefits                               583,187         66,524
           Depreciation                                                  40,617          3,193
           Advertising                                                   98,823          2,487
           Occupancy                                                     78,462          7,675
           FDIC premiums                                                  3,420              0
           Professional fees                                             30,496          5,314
           Supplies, stationery and office expense                      219,962          4,525
           Taxes other than on income and salaries                       47,499          1,275
           Data processing                                               31,199         20,448
           Postage                                                       18,331          5,784
           Other                                                        108,396         12,733
                                                                    -----------       --------
                Total other operating expenses                        1,260,392        129,958
                                                                    -----------       --------

                Earnings before income taxes                            730,702         43,199

     INCOME TAXES                                                       118,756         15,636
                                                                    -----------       --------

     NET EARNINGS                                                   $   611,946       $ 27,563

     OTHER COMPREHENSIVE INCOME
                Change in unrealized gains/
                (losses) on securities, net of tax                       (3,033)           943
                                                                    -----------       --------

     COMPREHENSIVE INCOME                                           $   608,913       $ 28,506
                                                                    -----------       --------
                                                                    -----------       --------

     NET EARNINGS PER SHARE                                         $       .05       $    .04
                                                                    -----------       --------
                                                                    -----------       --------

   These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

                      TEJAS BANCSHARES, INC. AND SUBSIDIARY

                      Condensed Consolidated Statements of
                          Cash Flows Three months ended
                             March 31, 1998 and 1997
                                   (Unaudited)

                                                                     March 31, 1998    March 31, 1997
                                                                     --------------    --------------
     CASH FLOWS FROM OPERATING ACTIVITIES:
           Net earnings                                               $    611,946       $    27,563
           Adjustments to reconcile net earnings to net cash
                provided (used) by operating activities:
                     Depreciation and amortization                          47,682             3,193
                     Deferred income taxes                                      --            15,635
                     Provision for loan losses                             225,000                --
                     Amortization of premium or (accretion) of
                     discount relating to investment securities,
                     net                                                    (1,871)           (5,094)
                Change in:
                     Accrued interest receivable                        (1,127,932)            7,053
                     Other assets                                         (171,763)           15,583
                     Accrued interest payable                              201,431               692
                     Federal income taxes payable                         (221,244)               --
                     Other liabilities                                     123,690             1,440
                                                                      ------------       -----------
                Net cash provided (used) by operating activities          (313,061)           66,066
                                                                      ------------       -----------

     CASH FLOWS FROM INVESTING ACTIVITIES:
           Proceeds from maturities and pay-downs on
                securities held-to-maturity                                     --         1,318,481
           Proceeds from maturities and pay-downs on
                securities available-for-sale                              867,161            37,356
           Purchases of securities available-for-sale                   (1,141,800)               --
           Change in loans to customers                                (17,094,916)         (516,334)
           Expenditures for bank premises and equipment                 (1,160,538)               --
                                                                      ------------       -----------
                Net cash provided (used) by investing activities       (18,530,093)          839,503
                                                                      ------------       -----------

     CASH FLOWS FROM FINANCING ACTIVITIES:
           Net increase in deposits                                     29,943,650         1,024,219
                                                                      ------------       -----------
                Net cash provided by financing activities               29,943,650         1,024,219
                                                                      ------------       -----------
                Net increase in cash and cash equivalents               11,100,496         1,929,787

     CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                     20,126,298         6,185,224
                                                                      ------------       -----------
     CASH AND CASH EQUIVALENTS, END OF PERIOD                         $ 31,226,794       $ 8,115,011
                                                                      ------------       -----------
                                                                      ------------       -----------

   These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

                      TEJAS BANCSHARES, INC. AND SUBSIDIARY

        Notes to Condensed Consolidated Financial Statements (Unaudited)

(1) GENERAL

     See the Summary of Significant Accounting Policies included in the consolidated financial statements in the Company's report on Form 10.

     The unaudited condensed consolidated financial statements included herein were prepared from the books of the Company in accordance with generally accepted accounting principles and reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary to a fair statement of the results of operations and financial position for the interim periods. Such financial statements generally conform to the presentation reflected in the Company's Annual Report to Stockholders. The current interim period reported herein is included in the fiscal year subject to independent audit at the end of that year and is not necessarily an indication of the expected results for the fiscal year.

     Effective January 1, 1998, the Company adopted the provisions of Financial Accounting Standard No. 130, "Reporting Comprehensive Income." Under this standard, comprehensive income is now reported for all periods. Comprehensive income includes both net income and other comprehensive income. Other comprehensive income includes the change in unrealized gains and losses on securities available-for-sale, net of tax.

(2)  NET EARNINGS PER SHARE

     Net earnings per share are computed based on the weighted average number of shares outstanding. For the three months ended March 31, 1998 and 1997, the weighted average shares outstanding were 13,333,334 and 712,035, respectively.

(3)  SECURITIES

     The amortized cost and estimated fair values of securities are as follows at March 31, 1998:

                                             AMORTIZED       ESTIMATED
                                               COST          FAIR VALUE
                                               ----          ----------
     Securities available-for-sale
        U.S. Treasury securities             $  248,930      $  250,068
        Government agency securities          1,422,082       1,430,354
        Mortgage-backed securities            2,393,035       2,434.073
        State and political obligations          26,648          26,648
        Other securities                      1,215,675       1,215,675
                                             ----------      ----------
                                             $5,306,370      $5,356,818
                                             ----------      ----------
                                             ----------      ----------

                      TEJAS BANCSHARES, INC. AND SUBSIDIARY

        Notes to Condensed Consolidated Financial Statements (Unaudited)

(3)  SECURITIES (CONTINUED)

                                              AMORTIZED       ESTIMATED
                                                COST          FAIR VALUE
                                                ----          ----------
     Securities available-for-sale
         U.S. Treasury securities             $  498,199      $  499,339
         Government agency securities          1,921,817       1,928,335
         Mortgage-backed securities            2,499,384       2,546,770
         State and political obligations          36,585          36,585
         Other securities                         73,875          73,875
                                              ----------      ----------
                                              $5,029,860      $5,084,904
                                              ----------      ----------
                                              ----------      ----------

(4)  LOANS

     Loans are comprised of the following:

                                             MARCH 31,          DECEMBER 31,
                                               1998                 1997
                                               ----                 ----
     Real estate                           $  43,839,370       $  34,351,987
     Agriculture                              26,745,615          15,381,803
     Commercial                               44,742,059          45,901,834
     Installment loans to individuals         21,769,853          24,359,581
     Unearned income                            (140,755)           (144,523)
                                           -------------       -------------
     TOTAL LOANS                           $ 136,956,142       $ 119,850,682
                                           -------------       -------------
                                           -------------       -------------

(5)  ALLOWANCE FOR LOAN LOSSES

     The activity in the allowance for loan losses is as follows:

                                                         1998            1997
                                                         ----            ----
     Balance, January 1                              $ 2,748,418       $ 45,200
     Provision charged to operations                     225,000             --
     Loans charged off                                    (4,189)        (2,189)
     Recoveries on loans previously charged off           14,733          1,662
                                                     -----------       --------
     BALANCE, MARCH 31                               $ 2,983,962       $ 44,673
                                                     -----------       --------
                                                     -----------       --------

       This information is an integral part of the accompanying condensed consolidated financial statements.

                                  EXHIBIT LIST

     Number                         Description
     ------                         -----------
       3.1         Restated Articles of Incorporation of Tejas Bancshares, Inc.*
       3.2         Amended and Restated Bylaws of Tejas Bancshares, Inc.*
       21.1        Subsidiary of Tejas Bancshares, Inc.*
       27.1        Financial Data Schedule*


----------------------
   * Previously filed.